ALPHA BANK

08003010

SEC
Mail Processing
Section

MAY 3 0 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Correspondence Register 3/5

Athens, May 28, 2008

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
JUN 0 5 2008
THOMSON REUTERS

V.E. PSALTIS

M.S. CHATZI

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 4009
Fax : +30 210 326 4116
E-mail : InvestorRelations@alpha.gr

ALPHA BANK

ENCLOSURES (37):

- Press Release
- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2008 to March 31, 2008 in Greek,
- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2008 to March 31, 2008 in English,
- six (6) copies of Interim Financial Statements as at 31.03.2008 of Alpha Bank, in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Interim Financial Statements as at 31.03.2008 of Alpha Bank, in accordance with the International Accounting Standard 34 in English,
- six (6) copies of Consolidated Interim Financial Statements as at 31.03.2008, in accordance with the International Accounting Standard 34 in Greek,
- six (6) copies of Consolidated Interim Financial Statements as at 31.03.2008, in accordance with the International Accounting Standard 34 in English.

Press Release

Q1 2008 Results

Net Profits up by 18% to Euro 205 million[1]

Achieved RoE of 25%, maintained strong performance despite credit market crisis

Strong financial performance

- **Earnings per share grew by 17.5%[1] to Euro 0.50 (Q1 2007: Euro 0.43) with return on equity at 24.5%.**
- **Net interest income, net of impairment, grew by 24.9% to Euro 374.4 million while the margin expanded by 30 bps.**
- **Net loans grew rapidly by 31.1% to Euro 44.4 billion, with new loan balances of Euro 2.3 billion in the first quarter, of which Euro 1.3 billion Greece and Euro 0.9 billion SEE.**
- **Customer assets reached Euro 46.6 billion, with deposits having increased by Euro 1.3 billion in the first quarter.**

Healthy operating metrics

- **Robust capital adequacy with Tier I ratio at 9% and Total BIS ratio at 11.5%, demonstrating a smooth transition from Basel I to Basel II.**
- **Cost to income ratio at 44.6%, while expanding in Southeastern Europe at an accelerated pace.**
- **Credit quality remains resilient with NPLs at 3.7%.**

Contribution from Southeastern Europe

- **Profit before tax from Southeastern Europe activities reached Euro 42.9 million, up 74%, accounting for 16.5% of our group profit before tax.**
- **Southeastern European loan and deposit balances grew significantly by 80% and 34%, accounting for 18.8% and 14.9% of total loans and deposits respectively.**

Branch network at the end of Q1 2008 amounted to 829 Units in Greece and abroad

"During a turbulent first quarter for the global financial markets, we successfully managed our business with vigilance and a focus on the Bank's core strength of growing our balance sheet in a risk balanced way to generate sustainable profits for our Shareholders. We are confident that our quality franchise and prudent credit culture will provide the right combination to steer the Bank through this uncertain economic environment and that our Agenda 2010 targets remain achievable."

Yannis S. Costopoulos, Chairman

"Our solid performance during the first quarter of 2008 was due to the results of the acceleration of our net interest income growth, the enhanced operating leverage, especially in Southeastern Europe, and our prudent approach to lending. A further key development during the period was our acquisition of the 90% of the share capital of Astra Bank in the Ukraine, an area of great growth potential. We intend to develop with our local partners a retail banking franchise of nation-wide coverage by the end of the decade. All these advances are fully aligned with our Agenda 2010 and we remain on course to deliver our stated medium-term targets."

Demetrios P. Mantzounis, Managing Director

[1] Adjusting for net income of Euro 81.8 million from the sale of Alpha Insurance to AXA in Q1 2007

KEY DEVELOPMENTS

- **A focus on profitability delivers Return on Equity of 24.5%**
  RoE expanded in the first quarter of 2008 by 220 bps q-o-q as a result of the acceleration in net interest income, the enhanced operating leverage and our consistently prudent approach in credit underwriting. This profitability should be viewed in the context of the balanced risk characteristics of our loan portfolio (less than 12% exposure in consumer credit and 11% in the Balkans) and our strong funding position (sight and savings represent 45% of domestic deposits), as we leverage on the strong reception of our quality brand and our network of 829 Branches in total.

- **Balanced growth of our franchise supported by active balance sheet management**
  In the first quarter, loan growth continued unabated as we added Euro 2.3 billion new loan balances. Alpha Bank made use of its strong liquidity position at the turn of the year and decided to safeguard its deposit margin, abstaining from the aggressive pricing practices present in the market place during the quarter. Despite this approach we attracted Euro 1.3 billion in deposits. We are already addressing the increased cost on our liability side by re-pricing our retail loans, while we anticipate that similar actions in corporate loans will take longer to complete.

- **Robust expansion in Southeastern Europe assisted by accelerating maturity of our Network**
  Our regional platform expanded in the twelve-month period to March 2008 by 134 Branches reaching 416 units. Lending growth reached 96.5% in the Balkans and 62% in Cyprus, resulting in a market share of 7.8% in SEE. New loan balances rose to Euro 906 million for the quarter, corresponding to 71% of the respective volume in Greece.

- **Continued focus on domestic expansion**
  Retail lending expansion grew steadily, with consumer loans increasing by 30.1%, mortgages by 16.3%, and lending to very small businesses by 19.4%. These positive trends are underpinned by the leveraging of our retail franchise in Greece adding 20 new Branches in 2007 and will be boosted further from the opening of 50 more units scheduled for 2008. We also expect that the redesign of our corporate banking operations for medium size business customers will help to further consolidate our leading position in Greece by stimulating more demand for our products and services.

- **Resilient funding platform performs in line with Agenda 2010 projections**
  Alpha Bank's funding programme is on track to support its credit expansion having achieved 30% of our Euro 4.5 billion deposit target and 27% (Euro 1.2 billion) of our Euro 4.5 billion wholesale funding budget for 2008 by the end of the first quarter. It should also be noted that over this quarter customer placements in money market funds increased by Euro 370 million, totalling Euro 2.7 billion. Moreover, we have established a US-MTN bond issuance programme of USD 7.5 billion and we are on track to establish a covered bond programme of Euro 8 billion by the end of the first semester.

- **Establishing footprint in the Ukraine**
  We have a proven track record and successful model for developing greenfield sites in new markets, ensuring cost and quality control while rapidly expanding our business.The acquisition of 90% of the newly established Ukrainian bank Astra Bank provides a sound platform for Alpha Bank's entrance into a fast developing economy with a large and growing population. Alpha Bank's financial strength and expertise in designing and supporting its rapid organic growth in Southeastern Europe, combined with the successful track record of Astra Bank's selling shareholders (who remain active members of the management team), will lead to the roll out of a strong retail franchise in the Ukrainian market.

- **Hilton Rhodes disposal in line with our policy to exit from non-core activities**
  At the end of March 2008, Ionian Hotel Enterprises finalised the transaction of the sale of Hilton Rhodes to a partnership of two well-established Greek hoteliers. This corporate action demonstrates our commitment to maximise Shareholder value.

- **The application of Basel II has a neutral effect on our capital adequacy**
  Our strong capital position remains unaffected from Basel II transition with Tier I capital ratio reaching 9% and total capital adequacy at 11.5%.

SUMMARY PROFIT AND LOSS

(in Euro million)	Q1 2008	Q1 2007	% change
Operating Income *	**523.4**	**457.3**	**14.5%**
of which:			
Greece	416.1	386.5	7.7%
Southeastern Europe	102.1	66.7	53.1%
Operating Expenses	**263.5**	**233.5**	**12.9%**
of which:			
Greece	201.5	188.4	7.0%
Southeastern Europe	59.2	42.1	40.8%
Profit before Tax	**259.9**	**223.8**	**16.1%**
of which:			
Greece	214.6	198.1	8.3%
Southeastern Europe	42.9	24.6	74.2%
Net Profit**	**205.0**	**174.3**	**17.6%**

**Net of impairments*

*** Recurring profit adjusted for extraordinary profit from discontinued operations (sale of Alpha Insurance to AXA)*

BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)	31.03.2008	31.03.2007	% change
Assets	**56,415**	**52,177**	**8.1%**
Equity	**3,312**	**3,011**	**10.0%**
Loans	**45,216**	**34,817**	**29.9%**
of which:			
Greece	35,239	29,417	19.8%
Southeastern Europe	8,479	4,711	80.0%
Customer assets	**46,643**	**42,888**	**8.8%**
Deposits	**35,986**	**32,165**	**11.9%**
of which:			
Greece	29,769	27,553	8.0%
Southeastern Europe	5,351	3,992	34.0%
Private Banking	**4,951**	**4,990**	**...**
Mutual Funds	**4,989**	**4,515**	**10.5%**

Enquiries:

Alpha Bank

Marinos Yannopoulos, General Manager and C.F.O. — Tel.: +30 210 326 2366

Michael Massourakis, Group Chief Economist — Tel.: +30 210 326 2828

Vassilios Psaltis, Group Investor Relations Manager — Tel.: +30 210 326 4009

www.alpha.gr

Finsbury Group
Edward Simpkins/Matthew Newton — Tel.: +44 207 351 2801

Athens, May 27, 2008

FIRST QUARTER 2008 PERFORMANCE OVERVIEW

Net profit attributable to Shareholders amounted to Euro 205 million, an increase of 17.6% y-o-y, adjusting for the non-recurring net income of Euro 81.8 million derived from the sale of Alpha Insurance to AXA in March 2007. This solid performance demonstrates the robustness of our market position in Greece and the accelerated delivery of our Southeastern European platform. **Net interest income** reached Euro 442 million, an increase of 22%, translating into a significantly improved risk-adjusted **net interest margin** of 2.7% (2.4% in Q1 2007). This reflects our strong loan growth in Greece and Southeastern Europe and the continuous shift of the asset mix towards higher-spread activities. **Fee and commission income** advanced by 7.3% mainly due to the strong growth in credit card commissions (+27.5%) and loan related charges (+22.7%) counterbalanced by the decline in capital markets related fees (-14.9%) relating to the underlying market conditions. **Income from financial operations** stood at Euro 17.1 million, and **other income** at Euro 16.7 million.

We maintained our track record of effective cost control with a cost-to-income ratio of 44.6%. The **operating costs** associated with our accelerated growth agenda increased by 12.9% to Euro 263.5 million, mainly due to a 9.4% increase in staff costs and a 16.4% increase in general expenses. As a result of our expansion programme in Southeastern Europe our costs grew by 41%, largely due to the accelerated roll-out of our Branch network. We added 134 new Branches and almost 1,150 new Staff since the end of Q1 2007. The increase of our operating cost in Greece (+7%) was mainly affected by production-related expenses to support the rapid expansion of our retail business.

Loans and advances to customers (gross) expanded strongly by 29.9%, reaching Euro 45.2 billion, primarily due to a 19.8% volume increase in Greece, and an even stronger increase of 80% in our Southeastern European operations. Our growing geographic diversity is reflected in the fact that in the first quarter, new loan additions in Southeastern Europe amounted to Euro 906 million, which corresponds to 71% of the new loan additions in Greece (Euro 1,277 million).

Cost of credit as a percentage of average loans stood at 57 bps, in line with the medium term target of 60 bps stated in our business plan. This was supported by the ongoing benign credit conditions in Greece and Cyprus and by the successful reengineering of our credit value chain, especially in the underwriting, work-out and collections areas. Therefore, our Non-Performing Loans (NPL) ratio, under IFRS 7, stood at 3.7% at the end of March 2008 improving significantly from 4.8% a year earlier. **Allowances for impairment** reached Euro 844 million representing 2% of total loans outstanding, as we have written-off Euro 51 million in the first quarter of 2008. The coverage ratio stood at 50.6% of NPLs and when collaterals are taken into account this ratio reaches at 129%.

Customer assets grew by 8.8% to Euro 46.6 billion. At end March 2008, **total deposits** stood at Euro 36 billion (+11.9%), having added Euro 1.3 billion of deposits within the quarter, without having to engage in opportunistic repricing. **Deposits in Greece**, including Alpha Bank bonds placed with our retail customers, advanced to Euro 29.8 billion (+ 8%). In **Southeastern Europe**, our extensive Branch network of more than 400 Branches, generates a strongly expanding **deposit base,** which has grown by 34% to reach Euro 5.4 billion at end March 2008. We now have nation-wide coverage in all the countries we operate in and we increasingly see benefits coming through from enhanced brand awareness. **Private banking** assets stood at Euro 5 billion, and **mutual funds** balances at Euro 5 billion.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Retail Banking *(in Euro million)*	**Q1 2008**	**Q1 2007**	**% change**
Total Income	315.5	272.6	15.7%
Total Expenses	141.3	132.4	6.7%
Impairment Losses	48.7	23.9	103.9%
Profit Before Tax	125.5	116.3	7.9%
Return on Regulatory Capital	51.1%	56.0%	....
Risk Weighted Assets	12,284	10,387	18.3%
Cost / Income Ratio	44.8%	48.6%	....
Customer Financing (end-period)	19,126	16,200	18.1%

In Q1 2008, profit before tax reached Euro 125.5 million, compared to Euro 116.3 million in Q1 2007, an increase of 7.9%. **Mortgage credit** reached Euro 10.2 billion, up by 16.3%, as we consolidated our position in the market, fending-off intense competitive pressures with product innovation. In the area of

consumer credit we continued to gain market share as we intensified our marketing efforts to benefit from a mix of multiple distribution channels. In that context, **consumer loan** balances rose by 30.1% to Euro 3.1 billion, with new disbursements reaching Euro 477 million in Q1 2008; the best quarterly result in origination volume since the end of 2006, when our marketing strategy was effectively redesigned. **Credit cards** balances advanced by 18.3% reaching Euro 1.2 billion, driven by the increasing success of our proprietary multi-retailer "Bonus Card Loyalty Programme". Moreover, **small business loans** (extended to companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) rose by 14.7%, while loans to **very small businesses** (defined as those with credit limits up to Euro 90,000) increased by 19.4%. Our performance in the area of small businesses is continuously improving as we sharpen our focus in this segment through dedicated product offerings, centralisation of credit approvals and back office operations. This trend is expected to continue as we seek further geographic coverage, in line with current developments in demographics.

OPERATIONS IN SOUTHEASTERN EUROPE

Operations in Southeastern Europe *(in Euro million)*	**Q1 2008**	**Q1 2007**	**% change**
Total Income	111.1	75.3	47.6%
Total Expenses	59.2	42.1	40.8%
Impairment Losses	9.0	8.6	4.8%
Profit Before Tax	42.9	24.6	74.2%
Return on Regulatory Capital	28.8%	24.4%	...
Risk Weighted Assets	7,464	5,040	48.1%
Cost / Income Ratio	53.3%	55.9%	....
Customer Financing (end-period)	8,479	4,711	80.0%
Customer Deposits (end-period)	5,351	3,992	34.0%

Profit before tax grew impressively to Euro 42.9 million, an increase of 74.2% brought about by our accelerated Branch opening programme and the rapid maturity of our existing Branches as we increase the Network density in the various countries in which we operate. In January, we announced enhanced targets for our Network in the Southeastern Europe region, aiming at just over 1,000 Branches at the end of the decade, an increase of 240 from our previous target. Furthermore, our operations in Southeastern Europe are matched-funded in domestic currency, enjoying a loan-to-deposit of 107%.

In **Cyprus,** our franchise delivered a Euro 32.4 million pre-tax profit, already reaching 42% of our 2007 full-year result. This strong performance was supported by our number three position in lending with a market share of 12.9% by the end of the first quarter, a gain of 2.4 percentage points over the year, as well as our fast improving position in the international banking segment. In the quarter, we added Euro 378 million of new loan balances reaching Euro 3.6 billion, while deposits totalled Euro 3.3 billion at the end of the quarter.

In **Romania,** our market share grew by 1.5 percentage points to 6.8% by the end of March 2008. Whilst we remain mindful of potential macro-economic imbalances in the Romanian economy, we are confident of our position as the most experienced foreign bank in the country and have the ability to respond effectively to adverse developments in market conditions. As part of our balanced approach to risk we have hedged all our capital exposure in the country since July 2007. During the year we increased our loan book by 91% to reach Euro 3 billion, adding Euro 305 million of new loans in the first quarter, sustaining our top five ranking in the domestic lending market.

In **Bulgaria**, our Network numbered 81 Branches at the end of March 2008, with a further 25 Branches in the initial stage of the roll-out. The intensification of our efforts to attain critical mass in Bulgaria has been rewarded by the doubling of our market share to reach 3.8%, thus securing our top ten ranking in the country. Following recent management appointments we have deepened our organisational structure to accommodate our envisaged growth in the country. Furthermore, market recognition continues to grow with remarkable results in new business origination. In the last twelve months, we have achieved a 284% increase in the number of mortgages granted, as well as a 169% growth in the opening of new retail accounts.

In **Serbia** we have successfully restructured Alpha Bank Srbija a.d. less than two years after its acquisition. With our network of 133 Branches we are well placed for a fully fledged application of Alpha Bank's banking expertise, as evidenced by the 93% growth of our commercial loan portfolio in a market with a distinct entrepreneurial drive.

In **Albania**, our network of 20 Branches delivered a pre-tax profit of Euro 5.6 million in the first quarter of the year, mainly due to the emphasis placed in developing the retail aspect of the franchise. Mortgage loans accounted for 44% of the portfolio and grew by 73%, while deposits grew by 27%, resulting in a loan-to-deposits ratio of 85%.

In **F.Y.R.O.M.** we opened two more Branches during the quarter, creating a 17 unit Network. Our loan balances accelerated to 92%.

MEDIUM AND LARGE CORPORATES

Medium and Large Corporates *(in Euro million)*	**Q1 2008**	**Q1 2007**	**% change**
Total Income	105.1	92.9	13.2%
Total Expenses	29.3	27.0	8.5%
Impairment Losses	9.8	29.8	(67.0%)
Profit Before Tax	66.0	36.1	82.9%
Return on Regulatory Capital	20.2%	13.4%	...
Risk Weighted Assets	16,346	13,476	21.3%
Cost / Income Ratio	27.9%	29.1%	...
Customer Financing (end-period)	16,113	13,217	21.9%

Profit before tax increased by 82.9% to Euro 66 million, as we are concluding the establishment of 10 Business Centres focusing on the centralisation of the management of the medium-sized corporate relationships. Operating income grew by 13.2%, supported by an accelerated increase in loans (+21.9%) despite the ongoing repricing. Operating expenses increased by 8.5% as start-up costs relating to the recently established Business Centres are gradually leveling off.

ASSET MANAGEMENT

Asset Management *(in Euro million)*	**Q1 2008**	**Q1 2007**	**% change**
Total Income	23.7	30.3	(21.7%)
Total Expenses	13.0	13.6	(4.3%)
Profit Before Tax	10.7	16.7	(35.7%)
Return on Regulatory Capital	70.1%	139.8%	...
Risk Weighted Assets	765	597	28.2%
Cost / Income Ratio	54.8%	44.9%	....
Customer Funds (end-period)	10,174	9,735	4.5%

Profit before tax reached Euro 10.7 million, on the back of persisting negative market sentiment. Funds under management grew by 4.4% to Euro 10.2 billion. For 2008 we are taking a fresh approach to asset gathering to leverage off our leading product proposition in mutual funds and insurance products. We expect additional gains through our enhanced distribution to mass affluent customers via Alpha Prime and Alpha Private Bank.

Mutual funds reached Euro 5 billion at the end of the first quarter, reflecting an overall market share of 24.9% and our number one position in domestic equity-related funds. We have recently undertaken significant product development, introducing a shipping and a real estate fund as well as the first Greek ETF on the FTSE 20 Athens Index. Furthermore, **private banking** balances reached Euro 5 billion, despite a prolonged negative market sentiment.

Lastly, we continue to make considerable inroads in **Bancassurance,** capitalising on our exclusive relationship with AXA. Leveraging on AXA's global product expertise, we have initiated the roll-out of an enhanced product offering targeting the mass affluent segment of the market. "Alpha-up", the inaugural innovative investment/pension programme was launched in the latter part of 2007, with impressive results, attracting more than Euro 42 million of assets in just over a month of marketing. This has been subsequently followed by "Alpha Profit", which has been received with equally strong success by our clientele.

INVESTMENT BANKING AND TREASURY

Investment Banking and Treasury *(in Euro million)*	**Q1 2008**	**Q1 2007**	**% change**
Total Income	27.6	27.9	(1.0%)
Total Expenses	10.0	8.5	18.4%
Profit Before Tax	17.6	19.4	(9.6%)
Return on Regulatory Capital	19.8%	21.1%	...
Risk Weighted Assets	4,433	4,614	(3.9%)
Cost / Income Ratio	36.3%	30.3%	...

Profit before tax for the period amounted to Euro 17.6 million, of which Euro 7.3 million relates to the investment banking business, primarily as a result of brokerage activity, which has been materially affected by on-going capital markets volatility.

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS						
in Euro million	Mar. 2008	Dec. 2007	Sep. 2007	Jun. 2007	Mar. 2007	% Mar. 2008 / Mar. 2007
Assets	56,415	54,684	51,244	52,211	52,177	8.1%
Loans (net)	44,373	42,072	39,375	36,590	33,848	31.1%
Securities	3,428	3,423	3,294	3,362	4,128	(17.0%)
Deposits	35,986	34,665	32,342	31,796	32,165	11.9%
Private Banking	4,951	5,584	5,573	5,624	4,990	(0.8%)
Mutual Funds	4,989	5,456	5,786	5,527	4,515	10.5%
Senior Debt	7,591	7,960	8,083	8,272	7,974	(4.8%)
Subordinated Debt	1,161	1,229	1,243	1,225	1,237	(6.2%)
Hybrid Capital	888	888	886	888	888	(0.0%)
Shareholders Equity	3,312	3,371	3,094	2,913	3,011	10.0%

INCOME STATEMENT						
in Euro million	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	% change
Operating Income	591.0	605.9	574.8	536.9	519.7	13.7%
Net Interest Income	442.0	437.1	415.7	390.3	362.1	22.0%
Impairment losses	(67.6)	(69.0)	(55.1)	(40.2)	(62.4)	8.3%
Net Interest Income (net of impairment losses)	374.4	368.1	360.6	350.1	299.8	24.9%
Fee and commission income	115.3	123.3	119.6	114.2	107.5	7.3%
Income from financial operations	17.1	23.7	18.2	10.7	29.9	(43.0%)
Other income	16.7	21.9	21.2	21.7	20.1	(17.2%)
Operating Expenses	(263.5)	(285.3)	(254.8)	(251.7)	(233.5)	12.9%
Staff costs	(139.3)	(136.2)	(132.0)	(131.4)	(127.3)	9.4%
General expenses	(104.0)	(125.9)	(102.8)	(102.1)	(89.3)	16.4%
Depreciation and amortization expenses	(20.3)	(23.2)	(19.9)	(18.2)	(16.9)	20.2%
Profit before tax	259.9	251.6	264.9	244.9	223.8	16.1%
Income Tax	(54.7)	(71.2)	(48.7)	(45.4)	(49.2)	11.3%
Net Profit from continuing operations	205.1	180.4	216.2	199.5	174.6	17.5%
Profit from discontinued operations	0.0	0.0	0.0	(1.4)	81.8	...
Net Profit	205.0	180.3	215.7	197.8	256.1	(20.0%)
Recurring Profit (*)	205.0	180.3	215.7	199.2	174.3	17.6%

RATIOS						
	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	
Net Interest Income (net of impairment losses) / Average Assets - MARGIN	2.7%	2.8%	2.8%	2.7%	2.4%	
Cost to Income Ratio	44.6%	47.1%	44.3%	46.9%	44.9%	
Return on Equity after tax and minorities - ROE (*)	24.5%	22.3%	28.7%	26.9%	24.2%	
Capital Adequacy Ratio (Total) (**)	11.5%	12.5%	12.7%	13.1%	13.3%	
Capital Adequacy Ratio (Tier I) (**)	9.0%	9.6%	9.7%	10.0%	10.1%	

(*) Net Profit excluding income from sale of Alpha Insurance to AXA in 2007 (profit from discontinued operations)
(**) For comparability purposes, 2007 ratios are an estimate under Basle II.

BUSINESS VOLUMES				
in Euro million	Mar. 2008	Mar. 2007	% change	Dec. 2007
Customer Financing	45,216	34,817	29.9%	42,913
of which:				
Greece	*35,239*	*29,417*	19.8%	*33,962*
Mortgages	10,202	8,772	16.3%	9,850
Consumer Loans	3,085	2,371	30.1%	2,985
Credit Cards	1,232	1,041	18.3%	1,202
Small Business Loans	4,607	4,016	14.7%	4,407
of which:< €90,000 in limits	*1,213*	*1,016*	19.4%	*1,163*
Medium and Large Business Loans	16,113	13,217	21.9%	15,518
Southeastern Europe	*8,479*	*4,711*	80.0%	*7,573*
Mortgages	1,967	873	125.3%	1,665
Consumer Credit	887	457	94.0%	789
Business Loans	5,626	3,381	66.4%	5,119

Customer Assets	46,643	42,888	8.8%	46,681
of which:				
Deposits	35,986	32,165	11.9%	34,665
Greece	29,769	27,553	8.0%	28,781
Sight & Savings	13,518	14,512	(6.8%)	14,439
Time deposits & Alpha Bank Bonds	16,251	13,041	24.6%	14,342
Southeastern Europe	5,351	3,992	34.0%	5,303
Bond Sales	2,255	2,324	(3.0%)	2,280
Mutual Funds	4,989	4,515	10.5%	5,456
Portfolio Management	5,185	5,220	(0.7%)	5,844
of which: Private Banking	4,951	*4,990*	*(0.8%)*	*5,584*

ALPHA BANK

S.A. REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2008 to March 31, 2008
(In accordance with decision 6/448/11.10.2007 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S.) are available together with the auditor's review report if required.

The interim financial statements as at 31.3.2008 were approved by the Board of Directors on 27th May 2008

BALANCE SHEET

	Consolidated		Alpha Bank	
	31.3.2008	31.12.2007	31.3.2008	31.12.2007
ASSETS				
Cash and balances with Central Banks	2,159,717	3,263,612	944,076	1,650,327
Due from banks	3,996,914	3,509,696	7,870,048	7,349,875
Financial assets at fair value through profit or loss	95,932	266,047	97,423	264,788
Derivative financial assets	377,725	383,432	378,491	384,466
Loans and advances to customers	44,372,719	42,072,071	37,022,475	35,267,874
Investment securities				
- Available for sale	3,331,743	3,156,901	6,744,645	6,300,377
Investments in subsidiaries, associates and joint ventures	-	-	1,620,052	1,626,100
Investments in associates	5,416	5,320	-	-
Investment property	72,830	73,560	42,093	42,370
Property, plant and equipment	1,188,843	1,173,275	609,442	603,831
Goodwill and other intangible assets	131,624	134,497	55,560	55,836
Deferred tax assets	170,695	170,257	162,199	158,160
Other assets	453,692	385,678	352,194	280,626
	56,358,050	54,594,344	55,898,698	53,984,430
Non-current assets held for sale	56,490	89,945	55,978	54,706
TOTAL ASSETS	56,414,540	54,684,289	55,954,676	54,039,136
LIABILITIES				
Due to banks	5,281,243	4,437,736	6,462,039	5,637,562
Derivative financial liabilities	471,336	384,139	471,155	383,129
Due to customers (including debt securities in issue)	35,985,654	34,665,158	24,411,224	23,334,888
Debt securities in issue held by institutional investors and other borrowed funds	8,751,526	9,169,297	20,535,223	20,521,976
Liabilities for current income tax and other taxes	163,065	156,797	126,628	127,863
Deferred tax liabilities	124,245	94,607	105,388	82,960
Employee defined benefit obligations	42,640	42,019	3,717	3,733
Other liabilities	1,257,473	1,323,554	1,105,463	1,159,012
Provisions	105,971	95,935	59,560	47,796
	52,183,353	50,391,442	53,280,417	51,298,919
Liabilities related to non-current assets held for sale	-	1,583	-	-
Total Liabilities (a)	52,183,353	50,393,025	53,280,417	51,298,919
EQUITY				
Share Capital	1,602,809	1,602,809	1,602,809	1,602,809
Share premium	184,033	184,033	184,033	184,033
Reserves	396,189	445,662	291,008	333,692
Retained earnings	1,296,902	1,138,195	763,960	619,483
Treasury shares	(167,551)	(188)	(167,551)	-
Equity attributable to equity holders of the Bank	3,312,382	3,370,511	2,674,259	2,740,217
Minority interest	31,243	32,659	-	-
Hybrid securities	887,562	887,694	-	-
Total Equity (b)	4,231,187	4,291,264	2,674,259	2,740,217
TOTAL LIABILITIES AND EQUITY (a) + (b)	56,414,540	54,684,289	55,954,676	54,039,136

CASH FLOW STATEMENT

	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.3.2008	31.3.2007	31.3.2008	31.3.2007
Net cash flows from continuing operating activities (a)	193,860	(185,193)	473,426	1,717,156
Net cash flows from continuing investing activities (b)	(259,860)	3,743,641	(535,942)	2,129,532
Net cash flows from continuing financing activities (c)	(253,752)	209,478	(343,090)	163,783
Net increase / (decrease) in cash and cash equivalents				
from continuing activities (a) + (b) + (c)	(319,752)	3,767,928	(405,606)	4,010,471
Effect of exchange rate fluctuations on cash and cash equivalents	(14,962)	(2,081)	80	130
Total cash flows for the period from continuing activities	(334,714)	3,765,845	(405,526)	4,010,601

INCOME STATEMENT FOR THE PERIOD

	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.3.2008	31.3.2007	31.3.2008	31.3.2007
Interest and similar income	1,004,841	765,091	930,769	696,728
Interest expense and similar charges	(562,857)	(402,952)	(599,911)	(411,647)
Net interest income	441,984	362,139	330,858	285,081
Fee and commission income	124,441	116,268	78,065	78,945
Commission expense	(9,163)	(8,800)	(5,896)	(5,076)
Net fee and commission income	115,278	107,468	72,169	73,869
Dividend income	247	383	3,027	10,534
Gains less losses on financial transactions	17,068	29,928	29,987	(86,648)
Other income	16,316	19,789	3,708	9,418
	33,631	50,100	36,722	(66,696)
Total income	590,893	519,707	439,749	292,254
Staff costs	(139,285)	(127,305)	(99,243)	(95,487)
General administrative expenses	(103,188)	(88,652)	(79,000)	(71,602)
Depreciation and amortization expenses	(20,282)	(16,867)	(13,616)	(11,287)
Other expenses	(783)	(665)	(677)	(549)
Total expenses	(263,538)	(233,489)	(192,536)	(178,925)
Impairment losses and provisions for credit risk	(67,584)	(62,383)	(57,722)	(52,005)
Share of profit / (loss) of associates	106	(44)	-	-
	(67,478)	(62,427)	(57,722)	(52,005)
Profit before income tax	259,877	223,791	189,491	61,324
Income tax	(54,748)	(49,209)	(45,015)	(13,998)
Profit after income tax from continuing operations	205,129	174,582	144,476	47,326
Profit after income tax from discontinued operations	-	81,797	-	-
Profit after income tax	205,129	256,379	144,476	47,326
Attributable to:				
Equity holders of the Bank	205,031	256,140	-	-
Minority interest	98	239	-	-
Earnings per share:				
From continuing and discontinued operations				
Basic (€ per share)	0.50	0.63	-	-
Diluted (€ per share)	0.50	0.63	-	-
From continuing operations				
Basic (€ per share)	0.50	0.43	0.35	0.12
Diluted (€ per share)	0.50	0.43	0.35	0.12

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	31.3.2008	31.3.2007	31.3.2008	31.3.2007
Equity at the beginning of the period (1.1.2008 and 1.1.2007 respectively)	4,291,264	3,613,667	2,740,217	2,435,836
Profit for the period after income tax	205,129	256,379	144,476	47,326
	4,496,393	3,870,046	2,884,693	2,483,162
Change of ownership interests in subsidiaries	(3,918)	(4,706)	-	-
Dividends distributed	(532)	(1,077)	-	-
Net income recognised directly in equity	(50,836)	96,777	(42,863)	104,686
(Purchases) / sales of treasury shares and hybrid securities	(167,724)	14,033	(167,551)	(79,094)

Net cash flows from discontinued investing activities	[illegible]	160,700	[illegible]	-
Net increase / (decrease) in cash and cash equivalents from discontinued activities	-	160,700	-	-
Cash and cash equivalents at the beginning of the period	3,792,031	4,575,831	4,356,828	4,608,407
Cash and cash equivalents at the end of the period	3,457,317	8,502,376	3,951,402	8,619,008

Dividends paid to hybrid securities holders	(41,840)	(37,287)	-	-
Other	(556)	98	-	1,181
Equity at the end of the period (31.3 2008 and 31.3 2007 respectively)	4,231,187	3,937,902	2,874,298	2,859,917

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or indirectly in them as at 31 3 2008 are:

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Cyprus Ltd	Cyprus	100.00
3	Alpha Bank Romania S A	Romania	99 91
4	Alpha Bank AD Skopje	FYROM	100.00
5	Alpha Bank Jersey Ltd	Jersey	100 00
6	Alpha Bank Srbija A D.	Serbia	99 99
7	Alpha Leasing A E.	Greece	100.00
8	Alpha Leasing Romania S A	Romania	100.00
9	ABC Factors A E.	Greece	100 00
10	Alpha Asset Finance C.I. Ltd	Jersey	100.00
11	Alpha Finance A E P E.Y.	Greece	100.00
12	Alpha Finance US Corporation	U.S.A.	100 00
13	Alpha Finance Romania S A	Romania	100 00
14	Alpha Ventures A E.	Greece	100.00
15	Alpha Asset Management A.E D.A.K.	Greece	100.00
16	Alpha Private Investment Services A E P E.Y.	Greece	100 00
17	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
18	Alpha Insurance Agents A E.	Greece	100 00
19	Alphalife A A E Z.	Greece	100 00
20	Alpha Insurance Ltd Cyprus	Cyprus	100.00
21	Alpha Insurance Brokers S R L.	Romania	100 00
22	Alpha Astika Akinita A E.	Greece	84 82
23	Ionian Hotel Enterprises A E	Greece	95.87
24	Oceanos A T O E E.	Greece	100 00
25	Alpha Real Estate D.O.O. Beograd	Serbia	100 00
26	Alpha Astika Akinita D O O E L Skopje	FYROM	100.00
27	Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	100.00
28	Alpha Credit Group Plc	United Kingdom	100 00
29	Alpha Group Jersey Ltd	Jersey	100.00
30	Alpha Group Investments Ltd	Cyprus	100.00
31	Ionian Holdings A E	Greece	100 00
32	Messana Holdings S A.	Luxemburg	100 00
33	Ionian Equity Participations Ltd	Cyprus	100 00
34	Alpha Bank London Nominees Ltd	United Kingdom	100.00
35	Alpha Trustees Ltd	Cyprus	100.00
36	Flagbright Ltd	United Kingdom	100 00
37	Alpha Advisory Romania S R L	Romania	100 00
38	Evremathea A E.	Greece	100 00
39	Kafe Alpha A E.	Greece	100.00
40	Ionian Supporting Services A E.	Greece	100 00

B. Joint Ventures consolidated under the proportionate method :

No	Company name	Registered office	Participation %
1	Cardlink A E.	Greece	50.00
2	APE Fixed Assets A E.	Greece	60 10
3	APE Commercial Property A E.	Greece	60.10
4	APE Investment Property S A	Greece	67 42
5	Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Turkey	50.00

C. Associates accounted for under the equity method :

No	Company name	Registered office	Participation %
1	Evisak A E.	Greece	27.00
2	AEDEP Thessalias & Stereas Elladas	Greece	50.00
3	A L C. Novelle Investments Ltd	Cyprus	33 33

2 During the period 1 4 2007 until 31.3.2008 the following changes took place in the companies included in the consolidated financial statements:

a) Concerning companies which are fully consolidated:

- New companies: Ionian Supporting Services A E. and Ionian Investments A E., founded by the Bank and Ionian Holdings A.E. respectively, and Ionian Equity Participations Ltd, acquired by the Bank, were consolidated for the first time on 30.6.2007.

The company Alphalife A A E Z., founded by the Bank, was consolidated for the first time on 31.12.2007.

- Renamed companies: Ionian Investments A E. was renamed to APE Investment Property S A (27.11 2007). Alpha Finance A X.E.P.E.Y was renamed to Alpha Finance A E P E.Y. (11 2.2008)
- Sales/Liquidations: On 28 3 2008, the subsidiary Ionian Hotel Enterprises A E. transferred 100 % of the shares of its subsidiary Tourist Resorts A E., owner of the Hilton Rhodes Resort hotel, to Lampsa Hellenic Hotels S.A. and Plaka S A. by 50% respectively On 31.3 2008 the subsidiary AEF European Capital Investments B.V. was liquidated
- Transfer within the Group. Alpha Private Investments Services A E P E.Y. from the subsidiary Alpha Bank London Ltd to the Bank (29 6 2007).

b) Concerning companies consolidated under the proportionate method

- New companies: The Bank acquired 50% of Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi participating together with Anadolu Group which was consolidated for the first time on 30 6 2007.
- Change in measurement method: On 29 11 2007 the Bank proceeded with the sale of 32.58% of the shares of APE Investment Property S.A. A shareholders' agreement followed the above sale and the subsidiary converted to joint venture.

c) Concerning companies accounted for under the equity method:

- Transfer within the Group: A L.C Novelle Investments Ltd from the Bank to the subsidiary Ionian Equity Participations Ltd (28 11.2007).

3. On 23 3 2007, the sale of 99.57 % of the shares of the subsidiary Alpha Insurance A E. to AXA was completed The results of Alpha Insurance A E., which had been classified as discontinued operation and the profit from its sale, are included in the account "Profit after income tax from discontinued operations" and analysed as follows:

	From 1 January to 31.3.2007
Net interest income	860
Net fee and commission income	409
Other income (premiums etc.)	3,573
Total income	4,842
Staff costs	(2,338)
General administrative expenses	(1,583)
Depreciation and amortization expenses	(239)
Total expenses	(4,160)
Profit / (losses) before income tax	682
Income tax	(421)
Profit / (losses) after income tax	261
Profit from disposal of Alpha Insurance A.E.	81,536
Profit after income tax from discontinued operations	81,797

4. The Bank and the companies Alpha Astika Akinita A.E., Messana Holdings S.A., Ionian Hotel Enterprises A E., ABC Factors A.E. and Kafe Alpha A.E. have been audited by the tax authorities for the fiscal years up to and including 2005. Alpha Bank Romania S.A. has been audited by the tax authorities for the fiscal years up to and including 2006.
Tax audit is in progress at Alpha Finance A.E.P.E.Y. and Alpha Leasing A.E. for the fiscal years 2003 - 2006 and 2005 - 2006 respectively The majority of the remaining entities of the Group has been audited by the tax authorities up to and including fiscal year 2002.
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 3.7 mil. Other provisions raised for the Group and the Bank amount to € 102.2 mil. and € 59 6 mil respectively
7. The number of treasury shares held by the Group and the Bank as at 31.3 2008 is 8,123,677 at a cost of € 167,551 thous.
8. Net income recognised directly in equity is as follows:

	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.3.2008	31.3.2007	31.3.2008	31.3.2007
Net change in fair value of available for sale securities transferred to income statement from sales	84	95,345	84	99,231
Net change in fair value of available for sale securities	(35,193)	3,512	(42,968)	5,457
Exchange differences on translating foreign operations / branches	(15,727)	(2,080)	1	(20)
Total	(50,836)	96,777	(42,883)	104,668

9. The total employees of the Group as at 31.3.2008 were 13,292 (31 3 2007. 12,006) and the employees of the Bank as at 31 3 2008 were 7,914 (31 3 2007, 7,302).
10. The related party transactions during the period 1.1.2008 until 31.3 2008 are as follows:
- with members of the Board of Directors and other key management personnel. a) of the Group: income € 392 thous , expenses € 3,272 thous b) of the Bank: income € 370 thous., expenses € 1,821 thous.
- with other related parties: a) of the Group: income € 5 thous., expenses € 639 thous. b) of the Bank: income € 117,186 thous , expenses € 266,123 thous.

The balances as at 31.3 2008 of the receivables and liabilities arising from the above transactions are as follows:
- with members of the Board of Directors and other key management personnel. a) of the Group: receivables € 41,570 thous , liabilities € 49,440 thous , letters of guarantee € 99 thous b) of the Bank: receivables € 40,470 thous., liabilities € 41,317 thous., letters of guarantee € 99 thous.
- with other related parties: a) of the Group: receivables € 231 thous., liabilities € 2 thous b) of the Bank: receivables € 9,409,363 thous., liabilities € 22,492,775 thous , letters of guarantee and other guarantees € 1,002,127 thous.

11. The accounting policies, applied by the Group and the Bank in the interim financial statements as at 31 3 2008 are consistent with those stated in the respective financial statements for the year ended 31.12.2007 and are available on the website of the Bank

Athens, May 27, 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK

ΣΤΑΔΙΟΥ 40, 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2008 μέχρι 31η Μαρτίου 2008

(Σύμφωνα με την απόφαση 6/448/11.10.2007 του Διοικητικού Συμβουλίου της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank
Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου ει
οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή όποτε αι
Οι ενδιάμεσες οικονομικές καταστάσεις της 31.3.2008 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 27ης Μαΐου 2008.

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	2.159.717	3.263.612	944.076	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	3.996.914	3.509.696	7.870.048	7.349.675
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	95.932	266.047	97.423	264.788
Παράγωγα χρηματοοικονομικά μέσα	377.725	383.432	378.491	384.466
Δάνεια και απαιτήσεις κατά πελατών	44.372.719	42.072.071	37.022.475	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση	3.331.743	3.156.901	6.744.645	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	-	-	1.620.052	1.626.100
Επενδύσεις σε συγγενείς εταιρίες	5.416	5.320	-	-
Επενδύσεις σε ακίνητα	72.830	73.560	42.093	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	1.188.843	1.173.275	609.442	603.831
Υπεραξία και λοιπά άυλα πάγια	131.824	134.497	55.560	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις	170.695	170.257	162.199	158.160
Λοιπά στοιχεία Ενεργητικού	453.692	385.676	352.194	280.626
	56.358.050	54.594.344	55.898.698	53.984.430
Στοιχεία Ενεργητικού προς πώληση	56.490	89.945	55.978	54.706
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	**56.414.540**	**54.684.289**	**55.954.676**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	5.281.243	4.437.736	6.462.039	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	471.336	384.139	471.155	383.129
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	35.985.854	34.665.158	24.411.224	23.334.888
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	8.751.526	9.189.297	20.535.223	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	163.065	158.797	126.628	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις	124.245	94.807	105.388	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	42.640	42.019	3.717	3.733
Λοιπές υποχρεώσεις	1.257.473	1.323.554	1.105.463	1.159.012
Προβλέψεις	105.971	95.935	59.580	47.796
	52.183.353	50.391.442	53.280.417	51.298.919
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	1.583	-	-
Σύνολο Υποχρεώσεων (α)	**52.183.353**	**50.393.025**	**53.280.417**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.602.809	1.602.809	1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	184.033	184.033	184.033	184.033
Αποθεματικά	396.189	445.662	291.008	333.892
Αποτελέσματα εις νέον	1.296.902	1.138.195	763.960	619.483
Ίδιες μετοχές	(167.551)	(188)	(167.551)	-
Καθαρή θέση μετόχων της Τραπέζης	3.312.382	3.370.511	2.674.259	2.740.217
Δικαιώματα τρίτων	31.243	32.859	-	-
Υβριδικά κεφάλαια	887.562	887.894	-	-
Σύνολο Καθαρής Θέσεως (β)	**4.231.187**	**4.291.264**	**2.674.259**	**2.740.217**
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α)+(β)	**56.414.540**	**54.684.289**	**55.954.676**	**54.039.136**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Καθαρή θέση ενάρξεως περιόδου (1.1.2008 και 1.1.2007 αντίστοιχα)	**4.291.264**	**3.613.667**	**2.740.217**	**2.435.836**
Καθαρά κέρδη περιόδου μετά το φόρο εισοδήματος	205.129	256.379	144.476	47.326
	4.496.393	3.870.046	2.884.693	2.483.162
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(3.918)	(4.706)	-	-
Διανεμηθέντα μερίσματα	(532)	(1.077)	-	-
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση	(50.836)	96.777	(42.883)	104.668
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(167.724)	14.033	(167.551)	(29.094)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(41.640)	(37.267)	-	-
Λοιπά	(556)	96	-	1.181
Καθαρή θέση λήξεως περιόδου (31.3.2008 και 31.3.2007 αντίστοιχα)	**4.231.187**	**3.937.902**	**2.674.259**	**2.559.917**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως	
	31.03.2008	31.03.20
Τόκοι και εξομοιούμενα έσοδα	1.004.841	765.09
Τόκοι και εξομοιούμενα έξοδα	(562.857)	(402.95
Καθαρό έσοδο από τόκους	441.984	362.13
Έσοδα από αμοιβές και προμήθειες	124.441	116.26
Προμήθειες έξοδα	(9.163)	(8.80
Καθαρό έσοδο από αμοιβές και προμήθειες	115.278	107.46
Έσοδα από μερίσματα	247	38
Αποτελέσματα χρηματοοικονομικών πράξεων	17.068	29.92
Λοιπά έσοδα	16.316	19.78
	33.631	50.10
Σύνολο εσόδων	**590.893**	**519.70**
Αμοιβές και έξοδα προσωπικού	(139.285)	(127.30
Γενικά διοικητικά έξοδα	(103.188)	(88.65
Αποσβέσεις	(20.282)	(16.86
Λοιπά έξοδα	(783)	(66
Σύνολο εξόδων	**(263.538)**	**(233.48**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(67.584)	(62.38
Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες	106	(4
	(67.478)	(62.42
Κέρδη πριν το φόρο εισοδήματος	**259.877**	**223.79**
Φόρος εισοδήματος	(54.748)	(49.20
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες	**205.129**	**174.58**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	-	81.79
Καθαρά κέρδη μετά το φόρο εισοδήματος	**205.129**	**256.37**
Καθαρά κέρδη που αναλογούν σε:		
Μετόχους της Τραπέζης	**205.031**	**256.14**
Τρίτους	98	23
Καθαρά κέρδη ανά μετοχή:		
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες		
Βασικά (€ ανά μετοχή)	0,50	0,
Προσαρμοσμένα (€ ανά μετοχή)	0,50	0,
Από συνεχιζόμενες δραστηριότητες		
Βασικά (€ ανά μετοχή)	0,50	0,
Προσαρμοσμένα (€ ανά μετοχή)	0,50	0,

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως	
	31.03.2008	31.03.20
Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες (α)	193.860	(185.19
Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες (β)	(259.860)	3.743.6
Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες (γ)	(253.752)	209.4
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου από συνεχιζόμενες δραστηριότητες (α)+(β)+(γ)	(319.752)	3.767.9
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(14.962)	(2.0
Σύνολο εισροών / (εκροών) περιόδου από συνεχιζόμενες δραστηριότητες	(334.714)	3.765.
Καθαρές ταμειακές ροές από διακοπτόμενες επενδυτικές δραστηριότητες	-	160.
Καθαρή αύξηση / (μείωση) ταμειακών ροών από διακοπτόμενες δραστηριότητες	-	160.
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**3.792.031**	**4.575.**
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**3.457.317**	**8.502.**

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05

.Ε. και του Ομίλου της.
ανίζονται οι ενδιάμεσες
ή απαιτείται.

Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2008	31.03.2007
930.769	696.728
(599.911)	(411.647)
330.858	285.081
78.065	78.945
(5.896)	(5.076)
72.169	73.869
3.027	10.534
29.987	(86.648)
3.708	9.418
36.722	(66.696)
439.749	292.254
(99.243)	(95.487)
(79.000)	(71.602)
(13.616)	(11.287)
(677)	(549)
(192.536)	(178.925)
(57.722)	(52.005)
-	-
(57.722)	(52.005)
189.491	61.324
(45.015)	(13.998)
144.476	47.326
-	-
144.476	47.326
-	-
-	-
-	-
-	-
0,35	0,12
0,35	0,12

Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2008	31.03.2007
473.426	1.717.156
(535.942)	2.129.532
(343.090)	163.783
(405.606)	4.010.471
80	130
(405.526)	4.010.601
-	-
-	-
4.356.928	4.608.407
3.951.402	8.619.008

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), καθώς και το ποσοστό με το οποίο η μητρική συμμετέχει σε αυτές, άμεσα ή έμμεσα, κατά την 31.3.2008 είναι:

Α. Θυγατρικές εταιρίες, που ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:

α/α Επωνυμία Εταιρίας	Έδρα	% Συμμετοχής
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91
4. Alpha Bank AD Skopje	FYROM	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00
6. Alpha Bank Srbija A.D.	Σερβία	99,99
7. Alpha Leasing A.E.	Ελλάδα	100,00
8. Alpha Leasing Romania S.A.	Ρουμανία	100,00
9. ABC Factors A.E.	Ελλάδα	100,00
10. Alpha Asset Finance C.I. Ltd	Jersey	100,00
11. Alpha Finance A.E.Π.Ε.Υ.	Ελλάδα	100,00
12. Alpha Finance US Corporation	Η.Π.Α.	100,00
13. Alpha Finance Romania S.A.	Ρουμανία	100,00
14. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00
15. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00
16. Alpha Επενδυτικές Υπηρεσίες A.E.Π.Ε.Υ.	Ελλάδα	100,00
17. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
18. Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	100,00
19. Alphalife A.A.E.Z.	Ελλάδα	100,00
20. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00
21. Alpha Insurance Brokers S.R.L.	Ρουμανία	100,00
22. Alpha Αστικά Ακίνητα A.E.	Ελλάδα	84,82
23. Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	95,67
24. Ωκεανός A.T.O.E.E.	Ελλάδα	100,00
25. Alpha Real Estate D.O.O. Beograd	Σερβία	100,00
26. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	100,00
27. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	100,00
28. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
29. Alpha Group Jersey Ltd	Jersey	100,00
30. Alpha Group Investments Ltd	Κύπρος	100,00
31. Ιονική Συμμετοχών A.E.	Ελλάδα	100,00
32. Messana Holdings S.A.	Λουξεμβούργο	100,00
33. Ionian Equity Participations Ltd	Κύπρος	100,00
34. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
35. Alpha Trustees Ltd	Κύπρος	100,00
36. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00
37. Alpha Advisory Romania S.R.L.	Ρουμανία	100,00
38. Ευρυμάθεια A.E.	Ελλάδα	100,00
39. Καφέ Alpha A.E.	Ελλάδα	100,00
40. Ιονική Υποστηρικτικών Εργασιών A.E.	Ελλάδα	100,00

Β. Κοινοπραξίες, που ενοποιήθηκαν με την αναλογική μέθοδο:

1. Cardlink A.E.	Ελλάδα	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10
4. APE Investment Property S.A.	Ελλάδα	67,42
5. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Τουρκία	50,00

Γ. Συγγενείς εταιρίες, που αποτιμήθηκαν με τη μέθοδο της καθαρής θέσεως:

1. Εβισάκ A.E.	Ελλάδα	27,00
2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00
3. A.L.C. Novelle Investments Ltd	Κύπρος	33,33

2. Κατά το χρονικό διάστημα 1.4.2007 έως 31.3.2008 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:

α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:

- Νέες εταιρίες: Την 30.6.2007 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Ιονική Υποστηρικτικών Εργασιών A.E. και Ιονική Επενδύσεων A.E. που ιδρύθηκαν από την Τράπεζα και την Ιονική Συμμετοχών A.E. αντίστοιχα, και Ionian Equity Participations Ltd που αποκτήθηκε από την Τράπεζα. Την 31.12.2007 ενοποιήθηκε για πρώτη φορά η εταιρία Alphalife Ανώνυμος Ασφαλιστική Εταιρία Ζωής, η οποία ιδρύθηκε από την Τράπεζα.
- Αλλαγή ονομασίας: Την 27.11.2007 η θυγατρική εταιρία Ιονική Επενδύσεων A.E. μετονομάσθηκε σε APE Investment Property S.A. και την 11.2.2008 η Alpha Finance A.X.E.Π.Ε.Υ. μετονομάσθηκε σε Alpha Finance A.E.Π.Ε.Υ.
- Πωλήσεις/Εκκαθαρίσεις: Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E. ολοκλήρωσε τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα A.E., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα A.E." και κατά 50% στην εταιρία "Πλάκα A.E.". Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investment B.V.
- Μεταβίβαση εντός Ομίλου: Alpha Επενδυτικές Υπηρεσίες A.E.Π.Ε.Υ. από την θυγατρική Alpha Bank London Ltd στην Τράπεζα (29.6.2007).

β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:

- Νέες εταιρίες: Την 30.6.2007 ενοποιήθηκε για πρώτη φορά η εταιρία Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi, στην οποία η Τράπεζα συμμετέχει από κοινού με το Anadolu Group με ποσοστό 50% έκαστος.
- Αλλαγή μεθόδου ενοποίησης: Την 29.11.2007 η Τράπεζα προέβη στη μεταβίβαση ποσοστού 32,58% της εταιρίας APE Investment Property S.A. σε τρίτους. Με τη μεταβίβαση του παραπάνω ποσοστού υπεγράφη συμφωνία ρυθμίσεως σχέσεων μετόχων με βάση την οποία η θυγατρική εταιρία μετατράπηκε σε κοινοπραξία.

γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:

- Μεταβίβαση εντός Ομίλου: A.L.C. Novelle Investments Ltd από την Τράπεζα στην Ionian Equity Participations Ltd (28.11.2007).

3. Την 23.3.2007 μεταβιβάσθηκε από τον Όμιλο το 99,57% των μετοχών της Alpha Ασφαλιστική A.E. στην διεθνούς κύρους γαλλική ασφαλιστική εταιρία AXA. Τα αποτελέσματα της Alpha Ασφαλιστική A.E., η οποία είχε οριοθεί ως διακοπτόμενη δραστηριότητα και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό "Καθαρά κέρδη, μετά τό φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες" και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως 31.3.2007
Καθαρό έσοδο από τόκους	860
Καθαρό έσοδο από αμοιβές και προμήθειες	409
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573
Σύνολο εσόδων	4.842
Αμοιβές και έξοδα προσωπικού	(2.338)
Γενικά διοικητικά έξοδα	(1.583)
Αποσβέσεις	(239)
Σύνολο εξόδων	(4.160)
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	682
Φόρος εισοδήματος	(421)
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	261
Κέρδη από την πώληση της Alpha Ασφαλιστική A.E.	81.536
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	81.797

4. Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα A.E., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E., ABC Factors A.E. και Καφέ Alpha A.E. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Η Alpha Bank Romania S.A. έχει ελεγχθεί φορολογικά έως και τη χρήση 2006. Στις εταιρίες Alpha Finance A.E.Π.Ε.Υ. και Alpha Leasing A.E. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003 - 2006 και 2005 - 2006 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

5. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.

6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους € 3,7 εκατ. Ο Όμιλος και η Τράπεζα έχουν σχηματίσει επίσης λοιπές προβλέψεις ύψους € 102,2 εκατ. και € 59,6 εκατ. αντίστοιχα.

7. Ο συνολικός αριθμός των ιδίων μετοχών που κατείχαν ο Όμιλος και η Τράπεζα την 31.3.2008 ανήλθε σε 8.123.677 μετοχές, αξίας κτήσεως € 167.551 χιλ.

8. Στην καθαρή θέση καταχωρήθηκαν απευθείας τα κάτωθι ποσά:

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.3.2008	31.3.2007	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.3.2008	31.3.2007
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων	84	95.345	84	99.231
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων	(35.193)	3.512	(42.968)	5.457
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών/καταστημάτων εξωτερικού	(15.727)	(2.080)	1	(20)
Σύνολα	(50.836)	96.777	(42.883)	104.668

9. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 31.3.2008, ήταν 13.292 άτομα (31.3.2007: άτομα 12.006) και στην Τράπεζα 7.914 άτομα (31.3.2007: άτομα 7.302).

10. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2008 έως 31.3.2008, προέκυψαν τα εξής ποσά:
- με διευθυντικά στελέχη και μέλη της Διοικήσεως: α) Ομίλου: έσοδα € 392 χιλ., έξοδα € 3.272 χιλ. β) Τραπέζης: έσοδα € 370 χιλ., έξοδα € 1.621 χιλ.
- με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα € 5 χιλ., έξοδα € 639 χιλ. β) Τραπέζης: έσοδα € 117.198 χιλ., έξοδα € 266.123 χιλ.

Τα υπόλοιπα, κατά την 31.3.2008, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές, έχουν ως εξής:
- με διευθυντικά στελέχη και μέλη της Διοικήσεως: α) Ομίλου: απαιτήσεις € 41.570 χιλ., υποχρεώσεις € 49.440 χιλ., εγγυητικές επιστολές € 99 χιλ. β) Τραπέζης: απαιτήσεις € 40.470 χιλ., υποχρεώσεις € 41.317 χιλ., εγγυητικές επιστολές € 99 χιλ.
- με λοιπά συνδεδεμένα μέρη: α) Ομίλου: απαιτήσεις € 231 χιλ., υποχρεώσεις € 2 χιλ. β) Τραπέζης: απαιτήσεις € 9.409.363 χιλ., υποχρεώσεις € 22.492.775 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις € 1.002.127 χιλ.

11. Οι λογιστικές αρχές που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2008, είναι συνεπείς με αυτές που αναφέρονται στις αντίστοιχες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 27 Μαΐου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 31.3.2008

(In accordance with the International Accounting Standard 34)

ATHENS
MAY 27, 2008

TABLE OF CONTENTS

Page

Interim financial statements as at 31.3.2008

INTERIM INCOME STATEMENT

	Note	(Thousands of Euro) From 1 January to 31.3.2008	31.3.2007
Interest and similar income		930,769	696,728
Interest expense and similar charges		(599,911)	(411,647)
Net interest income		330,858	285,081
Fee and commission income		78,065	78,945
Commission expense		(5,896)	(5,076)
Net fee and commission income		72,169	73,869
Dividend income		3,027	10,534
Gains less losses on financial transactions		29,987	(86,648)
Other income		3,708	9,418
		36,722	(66,696)
Total income		**439,749**	**292,254**
Staff costs		(99,243)	(95,487)
General administrative expenses		(79,000)	(71,602)
Depreciation and amortization expenses	6,7,8	(13,616)	(11,287)
Other expenses		(677)	(549)
Total expenses		**(192,536)**	**(178,925)**
Impairment losses and provisions for credit risk	2	(57,722)	(52,005)
Profit before income tax		**189,491**	**61,324**
Income tax	3	(45,015)	(13,998)
Profit after income tax		**144,476**	**47,326**
Earnings per share:	4		
Basic (€ per share)		0.35	0.12
Diluted (€ per share)		0.35	0.12

The attached notes (pages 7 to 22) form an integral part of these interim financial statements.

INTERIM BALANCE SHEET

	Note	31.3.2008	31.12.2007
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks		944,076	1,650,327
Due from banks		7,870,048	7,349,675
Financial assets at fair value through profit or loss		97,423	264,788
Derivative financial assets		378,491	384,466
Loans and advances to customers	5	37,022,475	35,267,874
Investment securities			
- Available for sale		6,744,645	6,300,377
Investments in subsidiaries, associates and joint ventures	17	1,620,052	1,626,100
Investment property	6	42,093	42,370
Property, plant and equipment	7	609,442	603,831
Goodwill and other intangible assets	8	55,560	55,836
Deferred tax assets		162,199	158,160
Other assets		352,194	280,626
		55,898,698	53,984,430
Non-current assets held for sale	9	55,978	54,706
Total Assets		**55,954,676**	**54,039,136**
LIABILITIES			
Due to banks		6,462,039	5,637,562
Derivative financial liabilities		471,155	383,129
Due to customers		24,411,224	23,334,888
Debt securities in issue and other borrowed funds	10	20,535,223	20,521,976
Liabilities for current income tax and other taxes		126,628	127,863
Deferred tax liabilities		105,388	82,960
Employee defined benefit obligations		3,717	3,733
Other liabilities		1,105,463	1,159,012
Provisions	11	59,580	47,796
Total Liabilities		**53,280,417**	**51,298,919**
EQUITY			
Share capital		1,602,809	1,602,809
Share premium		184,033	184,033
Reserves		291,008	333,892
Retained earnings		763,960	619,483
Treasury shares	12	(167,551)	-
Total Equity		**2,674,259**	**2,740,217**
Total Liabilities and Equity		**55,954,676**	**54,039,136**

The attached notes (pages 7 to 22) form an integral part of these interim financial statements.

INTERIM STATEMENT OF CHANGES IN EQUITY

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2007	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes in equity for the period 1.1-31.3.2007						
Net change in fair value of available for sale securities			5,457			5,457
Net change in fair value of available for sale securities transferred to income statement from sales			99,231			99,231
Exchange differences on translating foreign operations				(20)		(20)
Net income recognized directly in equity			104,688	(20)		104,668
Profit for the period, after income tax				47,326		47,326
Total			104,688	47,306		151,994
Purchase of treasury shares					(29,094)	(29,094)
Recognition of employee share options			1,181			1,181
Balance 31.3.2007	**1,591,286**	**127,961**	**313,722**	**570,507**	**(43,559)**	**2,559,917**
Balance 1.4.2007	**1,591,286**	**127,961**	**313,722**	**570,507**	**(43,559)**	**2,559,917**
Changes in equity for the period 1.4-31.12.2007						
Net change in fair value of available for sale securities			(53,653)			(53,653)
Net change in fair value of available for sale securities transferred to income statement from sales			27,594			27,594
Exchange differences on translating foreign operations				220		220
Net income recognized directly in equity			(26,059)	220		(25,839)
Profit for the period, after income tax				409,680		409,680
Total			(26,059)	409,900		383,841
Purchase of treasury shares					(300,095)	(300,095)
Sale of treasury shares				(2,999)	343,654	340,655
Dividends distributed				(304,421)		(304,421)
Appropriation to reserves			53,400	(53,400)		-
Recognition of employee share options			18,306			18,306
Exercise of employee share options		25,477	(25,477)			-
Issue of new shares due to share options exercise	11,523	30,595				42,118
Other				(104)		(104)
Balance 31.12.2007	**1,602,809**	**184,033**	**333,892**	**619,483**	**-**	**2,740,217**
Balance 1.1.2008	**1,602,809**	**184,033**	**333,892**	**619,483**	**-**	**2,740,217**
Changes in equity for the period 1.1-31.3.2008						
Net change in fair value of available for sale securities (after taxes)			(42,968)			(42,968)
Net change in fair value of available for sale securities transferred to income statement from sales			84			84
Exchange differences on translating foreign operations				1		1
Net income recognized directly in equity			(42,884)	1		(42,883)
Profit for the period, after income tax				144,476		144,476
Total			(42,884)	144,477		101,593
Purchase of treasury shares (note 12)					(167,551)	(167,551)
Balance 31.3.2008	**1,602,809**	**184,033**	**291,008**	**763,960**	**(167,551)**	**2,674,259**

The attached notes (pages 7 to 22) form an integral part of these interim financial statements.

INTERIM CASH FLOW STATEMENT

	Note	From 1 January to 31.3.2008	From 1 January to 31.3.2007
		(Thousands of Euro)	
Cash flows from operating activities			
Profit before tax		189,491	61,324
Adjustments for:			
Depreciation of property, plant and equipment	6,7	8,381	7,324
Amortization of intangible assets	8	5,235	3,963
Impairment losses from loans and provisions		58,399	55,605
Other adjustments		-	1,181
(Gains)/losses from investing activities		(12,876)	79,289
(Gains)/Losses from financing activities		44,360	31,376
		292,990	240,062
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(219,648)	(836,023)
Financial assets at fair value through profit or loss and derivative financial assets		173,340	40,713
Loans and advances to customers		(1,839,422)	(984,600)
Other assets		(71,743)	(29,081)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		824,477	(1,729,280)
Derivative financial liabilities		88,027	110,197
Due to customers		1,214,477	4,813,299
Other liabilities		23,683	96,518
Net cash flows from operating activities before taxes		486,181	1,721,805
Income taxes and other taxes paid		(12,755)	(4,649)
Net cash flows from operating activities		**473,426**	**1,717,156**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(2,615)	(4,823)
Dividends received		60	10,534
Purchase of property, plant and equipment		(21,447)	(16,391)
Disposal of property, plant and equipment		1,448	7,954
Net (increase)/decrease in investment securities		(513,388)	2,132,258
Net cash flows from investing activities		**(535,942)**	**2,129,532**
Cash flows from financing activities			
(Purchases)/sales of treasury shares		(173,442)	(29,094)
Dividends paid		(394)	(344)
Proceeds from the issue of debt securities and other borrowed funds		-	548,298
Repayment of debt securities and other borrowed funds		(169,254)	(355,077)
Net cash flows from financing activities		**(343,090)**	**163,783**
Effect of exchange rate fluctuations on cash and cash equivalents		80	130
Net increase/(decrease) in cash and cash equivalents		**(405,526)**	**4,010,601**
Cash and cash equivalents at the beginning of the period		**4,356,928**	**4,608,407**
Cash and cash equivalents at the end of the period		**3,951,402**	**8,619,008**

The attached notes (pages 7 to 22) form an integral part of these interim financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

General Information

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in General Meeting.

In accordance with article 4 of the articles of Incorporation, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, elected by the Shareholders' General Meeting on 19 April 2005, ends in 2010. The General Shareholders Meeting held on 3 April 2008 decided to increase the number of the Board of Directors members from 14 to 15, as accounted for in the Bank's articles of Incorporation. The General Shareholder's Meeting elected Mrs. Ioanna E. Papadopoulou as a non-executive member. The Board of Directors as at 31 March 2008 consist of:

CHAIRMAN (Executive Member)

Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Member)
Minas G. Tanes*** (On 3 April 2008 elected as a non-executive independent member by the Shareholders' Meeting)

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis * (On 3 April 2008 elected as a non-executive independent member by the Shareholders' Meeting)

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Evangelos I. Kaloussis */***

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi-annual and year end financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Nikolaos E. Vouniseas
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925.

As at 31 March 2008 Alpha Bank was ranked fifth in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 March 2008 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first quarter of 2008 amounted to an average of 1,636,419 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements have been approved by the Board of Directors on 27 May 2008.

Accounting policies applied

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 31 March 2008 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Financial assets at fair value through profit or loss
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies, applied by the Bank in the condensed interim financial statements as at 31 March 2008, are consistent with those stated in the published financial statements for the year ended 31 December 2007 after taking into account the interpretation 11 «IFRS 2 – Group and Treasury Share Transactions», issued by the International Accounting Standards Board (IASB), adopted by the European Union and effective for annual periods beginning on or after 1.1.2008. The adoption of this interpretation did not have a substantial impact on the Bank's financial statements.

The adoption by the European Union, by 31 December 2008, of new standards, interpretations or amendments which have been issued or may be issued during the year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption for periods beginning on or after 1 January 2008, may retrospectively affect the periods presented in these interim financial statements.

Income statement

2. Impairment losses and provisions for credit risk

	From 1 January to	
	31.3.2008	**31.3.2007**
Impairment losses on loans and advances to customers	46,153	70,002
Provisions to cover credit risk relating to off balance sheet items	11,569	(14,946)
Recoveries	-	(3,051)
Total	**57,722**	**52,005**

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for 2007 and thereafter.

It should be noted that as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.3.2008	**31.3.2007**
Current tax	11,519	4,246
Deferred tax	33,496	9,752
Total	**45,015**	**13,998**

In accordance with article 26 of Law 3634/2008 tax is imposed, at the current tax rate (25%), on profits of banks which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2008	**31.3.2007**
Depreciation and fixed asset write-offs	1,055	2,349
Valuation of loans	13,227	(2,717)
Suspension of interest accruals	9,125	7,180
Loans impairment	5,352	(408)
Employee defined benefit obligations	(63)	134
Liabilities to E.T.A.T.	15,551	-
Valuation of derivatives	(6,686)	(1,469)
Effective interest rate	2,083	161
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(1,473)	3,217
Valuation of investments	(2,147)	-
Valuation of bonds	2,038	-
Valuation of other securities	(4,780)	-
Other temporary differences	214	1,305
Total	**33,496**	**9,752**

Reconciliation of effective and current tax rate:

	From 1 January to			
	31.3.2008		31.3.2007	
	%		%	
Profit before tax		**189,491**		**61,324**
Income tax (current tax rate)	25	47,373	25	15,331
Increase/(decrease) due to:				
Additional tax on rental income of fixed assets	0.04	74	0.11	65
Non taxable income	(0.50)	(952)	(8.10)	(4,967)
Non deductible expenses	1.11	2,095	2.87	1,761
Other temporary differences	(1.89)	(3,575)	2.95	1,808
Income tax (effective tax rate)	**23.76**	**45,015**	**22.83**	**13,998**

4. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to	
	31.3.2008	31.3.2007
Profit attributable to shareholders	144,476	47,326
Weighted average number of outstanding ordinary shares	407,204,357	406,838,763
Basic earnings per share (in €)	0.35	0.12

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program which were exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and dilutive earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.3.2008	31.3.2007
Profit attributable to shareholders	144,476	47,326
Weighted average number of outstanding ordinary shares	407,204,357	406,838,763
Adjustment for share options	-	753,136
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,204,357	407,591,899
Diluted earnings per share (in €)	0.35	0.12

Assets

5. Loans and advances to customers

	31.3.2008	31.12.2007
Individuals:		
- Mortgages	10,123,254	9,741,095
- Consumer	3,073,160	2,922,529
- Credit cards	1,085,155	1,046,941
- Other	98,925	100,031
	14,380,494	13,810,596
Companies:		
- Corporate loans	23,082,174	21,900,097
Other receivables	163,852	166,342
	37,626,520	35,877,035
Less:		
Allowance for impairment losses *	(604,045)	(609,161)
Total	**37,022,475**	**35,267,874**

* In addition to the allowance for impairment losses, an additional provision of € 57,498 has been recorded to cover credit risk relating to off-balance sheet items (note 11). The total provision recorded to cover credit risk amounts to € 661,543 (31.12.2007: € 655,090).

6. Investment property

	Land and Building
Balance 1.1.2007	
Cost	48,449
Accumulated depreciation	(6,443)
Net book value 1.1.2007	42,006
1.1.2007-31.3.2007	
Net book value 1.1.2007	42,006
Additions	17
Depreciation charge for the period	(99)
Net book value 31.3.2007	41,924
Balance 31.3.2007	
Cost	48,466
Accumulated depreciation	(6,542)
1.4.2007-31.12.2007	
Net book value 1.4.2007	41,924
Additions	753
Depreciation charge for the period	(307)
Net book value 31.12.2007	42,370
Balance 31.12.2007	
Cost	49,219
Accumulated depreciation	(6,849)
1.1.2008-31.3.2008	
Net book value 1.1.2008	42,370
Additions	101
Reclassification to "property, plant and equipment"	(274)
a) Cost	(425)
b) Accumulated depreciation	151
Depreciation charge for the period	(104)
Net book value 31.3.2008	42,093
Balance 31.3.2008	
Cost	48,895
Accumulated depreciation	(6,802)

7. Property, plant and equipment

	Land and Building	Leased equipment	Equipment	Total
Balance 1.1.2007				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)
Net book value 1.1.2007	497,333	200	47,103	544,636
1.1.2007 -31.3.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	6,041	-	4,240	10,281
Foreign exchange differences	(54)	-	(23)	(77)
a) Cost	(76)	-	(49)	(125)
b) Accumulated depreciation	22	-	26	48
Disposals	(1,520)	-	(18)	(1,538)
a) Cost	(2,270)	-	(405)	(2,675)
b) Accumulated depreciation	750	-	387	1,137
Depreciation charge for the period	(3,136)	(30)	(4,059)	(7,225)
Net book value 31.3.2007	498,664	170	47,243	546,077
Balance 31.3.2007				
Cost	667,646	1,142	273,086	941,874
Accumulated depreciation	(168,982)	(972)	(225,843)	(395,797)
1.4.2007-31.12.2007				
Net book value 1.4.2007	498,664	170	47,243	546,077
Additions	26,421	-	17,686	44,107
Foreign exchange differences	96	-	35	131
a) Cost	138	-	89	227
b) Accumulated depreciation	(42)	-	(54)	(96)
Disposals	(3,072)	-	(93)	(3,165)
a) Cost	(5,247)	-	(1,146)	(6,393)
b) Accumulated depreciation	2,175	-	1,053	3,228
Reclassification from "Non-current assets held-for-sale " (1)	42,405	-	-	42,405
a) Cost	43,298	-	-	43,298
b) Accumulated depreciation	(893)	-	-	(893)
Depreciation charge for the period	(12,504)	(90)	(13,130)	(25,724)
Net book value 31.12.2007	552,010	80	51,741	603,831
Balance 31.12.2007				
Cost	732,256	1,142	289,715	1,023,113
Accumulated depreciation	(180,246)	(1,062)	(237,974)	(419,282)
1.1.2008-31.3.2008				
Net book value 1.1.2008	552,010	80	51,741	603,831
Additions	7,374	-	6,362	13,736
Foreign exchange differences	(49)	-	(30)	(79)
a) Cost	(69)	-	(58)	(127)
b) Accumulated depreciation	20	-	28	48
Disposals	(10)	-	(33)	(43)
a) Cost	(20)	-	(378)	(398)
b) Accumulated depreciation	10	-	345	355
Reclassification from "Investment property"	274	-	-	274
a) Cost	425	-	-	425
b) Accumulated depreciation	(151)	-	-	(151)
Reclassification to other sub category	-	(60)	60	-
a) Cost	-	(1,142)	1,142	-
b) Accumulated depreciation	-	1,082	(1,082)	-
Depreciation charge for the period	(3,666)	(20)	(4,591)	(8,277)
Net book value 31.3.2008	555,933		53,509	609,442
Balance 31.3.2008				
Cost	739,966	-	296,783	1,036,749
Accumulated depreciation	(184,033)	-	(243,274)	(427,307)

(1) Property, plant and equipment amounting to € 42.4 million was reclassified from «Non-current assets held for sale» due to Bank's decision for own use.

8. Goodwill and other intangible assets

	Software	Banking rights	Total
Balance 1.1.2007			
Cost	126,671	-	126,671
Accumulated amortization	(84,567)	-	(84,567)
Net book value 1.1.2007	42,104	-	42,104
1.1.2007-31.3.2007			
Net book value 1.1.2007	42,104	-	42,104
Additions	4,435	-	4,435
Foreign exchange differences	(11)	-	(11)
a) Cost	(14)	-	(14)
b) Accumulated amortization	3	-	3
Amortization charge for the period	(3,963)	-	(3,963)
Net book value 31.3.2007	42,565	-	42,565
Balance 31.3.2007			
Cost	131,092	-	131,092
Accumulated amortization	(88,527)	-	(88,527)
1.4.2007-31.12.2007			
Net book value 1.4.2007	42,565	-	42,565
Additions (1)	25,950	1,785	27,735
Foreign exchange differences	22	-	22
a) Cost	25	-	25
b) Accumulated amortization	(3)	-	(3)
Disposals	(618)	-	(618)
a) Cost	(618)	-	(618)
b) Accumulated amortization		-	
Amortization charge for the period	(13,838)	(30)	(13,868)
Net book value 31.12.2007	54,081	1,755	55,836
Balance 31.12.2007			
Cost	156,449	1,785	158,234
Accumulated amortization	(102,368)	(30)	(102,398)
1.1.2008-31.3.2008			
Net book value 1.1.2008	54,081	1,755	55,836
Additions	5,000	-	5,000
Foreign exchange differences	(41)	-	(41)
a) Cost	(61)	-	(61)
b) Accumulated amortization	20	-	20
Amortization charge for the period	(5,146)	(89)	(5,235)
Net book value 31.3.2008	53,894	1,666	55,560
Balance 31.3.2008			
Cost	161,388	1,785	163,173
Accumulated amortization	(107,494)	(119)	(107,613)

(1) Amount of € 1,785 refers to the purchase of brand name and other banking rights which w ll be amortized in 5 years.

9. Non-current assets held for sale

"Non-current assets held for sale" include land, buildings and office equipment amounting to € 55,978 (31.12.2007: € 54,706).

Liabilities

10. Debt securities in issue and other borrowed funds

Short term securities (ECP)

Balance 1.1.2008	**-**
Changes for the period from 1.1 to 31.3.2008	
New issues (1)	795,675
Maturities/Redemptions	(230,000)
Accrued interest	4,374
Foreign exchange differences	(90)
Balance 31.3.2008	**569,959**

Senior Debt securities

Balance 1.1.2008	**18,187,633**
Changes for the period from 1.1 to 31.3.2008	
New issues (2)	894,559
Maturities/Redemptions	(1,312,749)
Fair value change due to hedging	9,348
Accrued interest	(7,798)
Foreign exchange differences	(15,177)
Balance 31.3.2008	**17,755,816**

Subordinated debt

Balance 1.1.2008	**1,412,431**
Changes for the period from 1.1 to 31.3.2008	
Maturities/Redemptions (3)	(100,000)
Fair value change due to hedging	(3,456)
Accrued interest	(2,631)
Foreign exchange differences	8,825
Balance 31.3.2008	**1,315,169**

Hybrid securities

Balance 1.1.2008	**921,912**
Changes for the period from 1.1 to 31.3.2008	
Accrued interest	(27,633)
Balance 31.3.2008	**894,279**
Grand total	**20,535,223**

(1) The Bank raises short term liquidity, through a Euro Commercial paper program amounting to total € 5 billion. Under this program commercial papers may be issued at a discount or may bear floating, fixed or index linked interest with 1 to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.

The outstanding balance as at 31 March 2008 consists of € 567.7 million and USD 3.5 million.

The issues in Euro pay an average spread of 9 basis point up to 25 basis points over Euribor of the respective period.

The issues in US Dollars was set on 14 basis points over six month Libor.

(2) The new senior debt issues pay a Euribor floating rate, with a spread between -10 basis points and +50 basis points, depending on the duration of issue.

(3) On 19 February 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to Euro 100 million.

11. Provisions

Balance 1.1.2007	**17,901**
Changes for the period from 1.1 to 31.3.2007	
Reversal of provisions to cover credit risk relating to off-balance sheet items (note 2)	(14,945)
Other provisions charged to profit and loss	493
Provisions used during the period	(13)
Balance 31.3.2007	**3,435**
Changes for the period from 1.4 to 31.12.2007	
Provisions to cover credit risk relating to off-balance sheet items	45,929
Reversal of provisions	(1,563)
Balance 31.12.2007	**47,796**
Changes for the period from 1.1 to 31.3.2008	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	11,569
Other provisions charged to profit and loss	650
Provisions used during the period	(435)
Balance 31.3.2008	**59,580**

Equity

12. Treasury shares

The Bank based on the decisions of the Ordinary General Shareholders' Meetings held in prior years, acquired during the period from 1.1. to 31.3.2008 8,123,677 treasury shares at a cost of € 167,551 thousand (or € 20.63 per share) which represents 1.98% of the total share capital.

Additional information

13. Contingent liabilities and commitments

a) Legal issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. Additional taxes and penalties may be imposed for the unaudited years ended 31 December 2006 and 31 December 2007.

c) Operating leases

The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.3.2008	31.12.2007
Less than one year	25,860	25,410
Between one and five years	73,160	70,904
More than five years	61,189	57,918
Total	**160,209**	**154,232**

The lease expense for the first quarter of 2008 relating to rental of buildings amounts to € 7,574 (first quarter of 2007: € 6,239) and are included in "General administrative expenses".

The Bank as a lessor

The Bank's receivables from leases relate to buildings leased either to group companies or third parties.

The minimum future revenues are:

	31.3.2008	31.12.2007
Less than one year	3,480	3,720
Between one and five years	9,037	10,307
More than five years	6,285	7,218
Total	**18,802**	**21,245**

The lease revenues for the first quarter of 2008 amount to € 1,016 (first quarter of 2007: € 802), and are included in "Other income".

d) Off balance sheet liabilities

	31.3.2008	31.12.2007
Letters of guarantee	5,341,548	5,453,629
Letters of credit	102,993	82,857
Undrawn credit facilities	17,298,059	16,386,205
Guarantees relating to bonds issued by subsidiaries of the Bank	19,961,432	20,485,817
Total	**42,704,032**	**42,408,508**

e) Assets pledged

	31.3.2008	31.12.2007
Loans to customers	800,490	800,490
Investment securities	160,000	160,000
Total	**960,490**	**960,490**

The Bank has placed as collateral with the Bank of Greece customer loans in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force following its amendment by Monetary Policy Council Act 61/6.12.2006. The Bank of Greece accepts from 1.1.2007 as collateral for monetary policy purposes and intraday credit, non-marketable assets, which should meet the terms and conditions of the above act.

From the investment securities portfolio € 5,000 is pledged as collateral to the clearing house of derivative transactions "ETESEP A.E." as a margin account insurance. The remaining securities portfolio is pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

14. Segment reporting

(Amounts in millions of €)

1.1 – 31.3.2008

Business segments

	Bank	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	330.9	247.5	66.3	0.8	7.7	8.6	-
Commission	72.1	35.7	19.0	10.8	4.7	1.9	-
Other income	36.7	2.9	1.5	0.4	13.7	1.7	16.5
Total income	**439.7**	**286.1**	**86.8**	**12.0**	**26.1**	**12.2**	**16.5**
Expenses	(192.5)	(138.9)	(25.2)	(6.0)	(4.8)	(8.1)	(9.5)
Impairment	(57.7)	(48.7)	(9.0)	-	-	-	-
Profit before tax	**189.5**	**98.5**	**52.6**	**6.0**	**21.3**	**4.1**	**7.0**

	1.1. - 31.3.2007 Business segments						
	Bank	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	285.1	214.4	57.6	0.8	7.6	4.7	-
Commission	73.9	37.8	20.0	12.8	2.3	1.0	-
Other income	(66.8)	5.1	1.2	0.7	8.8	0.2	(82.8)
Total income	**292.2**	**257.3**	**78.8**	**14.3**	**18.7**	**5.9**	**(82.8)**
Expenses	(178.9)	(131.9)	(24.6)	(7.0)	(5.1)	(3.6)	(6.7)
Impairment	(52.0)	(24.0)	(28.0)	-	-	-	-
Profit before tax	**61.3**	**101.4**	**26.2**	**7.3**	**13.6**	**2.3**	**(89.5)**

i. Retail banking
Includes all individuals (retail banking customers) of the Bank, professionals, and small companies. The Bank through its extended branch network offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations. The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset management/ Insurance
Consists of a wide range of asset management services through the Bank's private banking units. In addition it offers a wide range of insurance products to individuals and corporations.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches operating in South Eastern Europe.

vi. Other
This segment consists of the Bank's administration section.

15. Capital adequacy

The Bank capital adequacy is monitored by the Bank of Greece which is reported to on a quarterly basis.

In accordance with a decision by the Government of the Bank of Greece the minimum capital adequacy ratios are established (Tier I and capital adequacy ratio) which the Bank must be adhered to.

For the calculation of capital adequacy from 1 January 2008 the new regulatory framework (Basel II), adopted by the Greek Legislation based on Law 3601/2007, is implemented. The new regulatory framework amends significantly the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk.

Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves minority interest), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

(Amounts in millions of €)

	31.3.2008	31.12.2007
Risk-weighted assets from credit risk	34,673	36,596
Risk-weighted assets from market risk	484	591
Risk-weighted assets from operational risk	2,500	-
Total Risk-weighted assets	37,657	37,187
Upper Tier I capital	2,364	2,472
Tier I capital	2,308	2,417
Total Tier I + Tier II capital	4,293	4,476
Upper Tier I ratio	6.3%	6.6%
Tier I ratio	6.1%	6.5%
Capital adequacy ratio Tier I + Tier II	**11.4%**	**12.0%**

16. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members and the related results of these transactions are as follows:

	31.3.2008	31.12.2007
Loans	40,470	38,649
Deposits	41,317	43,123
Letters of guarantee	99	83

	From 1 January to	
	31.3.2008	**31.3.2007**
Interest and similar income	370	5
Interest and similar expense	480	269

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	31.3.2008	31.12.2007
Assets		
Due from banks	4,327,836	4,114,320
Financial assets at fair value through profit or loss	9,043	8,075
Derivative financial instruments	1,029	2,003
Loans and advances to customers	1,434,147	1,527,856
Available-for-sale securities	3,637,077	3,368,618
Total	**9,409,132**	**9,020,872**
Liabilities		
Due to banks	1,827,602	1,574,301
Due to customers	127,297	101,128
Derivatives financial instruments	588	87
Debt securities in issue and other borrowed funds	20,535,223	20,521,976
Other liabilities	2,063	1,196
Total	**22,492,773**	**22,198,688**
Letters of guarantee and other guarantees	**1,002,127**	**1,001,394**

	From 1 January to	
	31.3.2008	31.3.2007
Income		
Interest and similar income	102,930	40,355
Dividend income	2,968	10,522
Fee and commission income	10,655	12,454
Other income	640	667
Total	**117,193**	**63,998**
Expenses		
Interest expense and similar charges	263,117	196,402
Commission expense	233	447
General administrative expenses	2,773	2,950
Total	**266,123**	**199,799**

ii. Associates

	31.3.2008	31.12.2007
Assets		
Loans and advances to customers	231	277
Total	**231**	**277**
Liabilities		
Due to customers	2	26
Total	**2**	**26**
	From 1 January to	
Income	**31.3.2008**	**31.3.2007**
Interest and similar income	5	12
Total	**5**	**12**

c. The Board of Directors and Executive General Managers' fees recorded in the income statement for the first quarter of 2008 amounted to € 1,141 (first quarter of 2007: € 1,258).

17. Changes in investment securities

An analysis of investments in subsidiaries, associates and joint ventures is presented below:

	1.1-31.3.2008	1.4-31.12.2007	1.1-31.3.2007
Subsidiaries			
Opening balance	1,625,309	1,592,047	1,587,804
Additions(1)	2,615	47,811	4,823
Disposals	(74)	(1,117)	-
Valuation of investments due to fair value hedge(2)	(8,589)	(13,432)	(580)
Closing balance	1,619,261	1,625,309	1,592,047
Associates			
Opening balance	74	5,624	5,624
Additions	-	20	-
Disposals	-	(5,570)	-
Closing balance	74	74	5,624
Joint ventures			
Opening balance	717	122	122
Additions	-	615	-
Disposals	-	(20)	-
Closing balance	717	717	122
Grand total	**1,620,052**	**1,626,100**	**1,597,793**

Additions represent: Share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: Sales of shares, return of capital and proceeds arising from the liquidation of companies and contributions in kind.

(1) The following amounts are included:
- Purchase of Ionian Hotel Enterprises A.E. shares € 1,845
- Purchases of Alpha Astika Akinita A.E. shares € 770

(2) The Bank uses FX swaps and money market loans to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd, Alpha Bank Romania S.A. and Alpha Finance US Corporation.

18. Events after the balance sheet date

a. The Ordinary General Shareholders' Meeting, held on 3 April 2008, decided:
- a dividend distribution of € 0.90 per share for 2007.
- a share buy-back scheme, for the period April 2008 to April 2010, for up to 5% of its total outstanding paid-in share capital.
- the increase of the Bank's share capital by the amount of € 328.8 million, through the capitalization of the share premium of € 184 million and part of the taxable retained earnings of € 144.8 million, with an increase of the nominal value of each share from € 3.90 to € 4.70.

The Ministry of Development approved through the K2-5168/22.4.2008 decision, the amendment of article 5 of the Bank's Articles of Incorporation, following the increase in its share capital. Pursuant to the above, the Bank's share capital amounts to € 1,931,590,264.40, divided into 410,976,652 shares of nominal value € 4.70 each.

b. On 4 April 2008 the Bank acquired 90% of the newly established Ukrainian Bank OJSC Astra Bank at a cost of € 10.9 million. Both parties agreed that the founders of Astra Bank will hold a 10% participation on the share capital and will continue as members of Bank's management.

c. On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. Issuer of the Notes will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange.

Athens, 27 May 2008

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.3.2008

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
27 ΜΑΪΟΥ 2008

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

		(Ποσά σε χιλιάδες ευρώ)	
		Από 1 Ιανουαρίου έως	
	Σημείωση	**31.3.2008**	**31.3.2007**
Τόκοι και εξομοιούμενα έσοδα		930.769	696.728
Τόκοι και εξομοιούμενα έξοδα		(599.911)	(411.647)
Καθαρό έσοδο από τόκους		330.858	285.081
Έσοδα από αμοιβές και προμήθειες		78.065	78.945
Προμήθειες έξοδα		(5.896)	(5.076)
Καθαρό έσοδο από αμοιβές και προμήθειες		72.169	73.869
Έσοδα από μερίσματα		3.027	10.534
Αποτελέσματα χρηματοοικονομικών πράξεων		29.987	(86.648)
Λοιπά έσοδα		3.708	9.418
		36.722	(66.696)
Σύνολο εσόδων		**439.749**	**292.254**
Αμοιβές και έξοδα προσωπικού		(99.243)	(95.487)
Γενικά διοικητικά έξοδα		(79.000)	(71.602)
Αποσβέσεις	6,7,8	(13.616)	(11.287)
Λοιπά έξοδα		(677)	(549)
Σύνολο εξόδων		**(192.536)**	**(178.925)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(57.722)	(52.005)
Κέρδη πριν το φόρο εισοδήματος		**189.491**	**61.324**
Φόρος εισοδήματος	3	(45.015)	(13.998)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**144.476**	**47.326**
Καθαρά κέρδη ανά μετοχή:	4		
Βασικά (€ ανά μετοχή)		0,35	0,12
Προσαρμοσμένα (€ ανά μετοχή)		0,35	0,12

Οι επισυναπτόμενες σημειώσεις (σελ. 7-22) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΕΝΔΙΑΜΕΣΟΣ ΙΣΟΛΟΓΙΣΜΟΣ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.3.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		944.076	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		7.870.048	7.349.675
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων		97.423	264.788
Παράγωγα χρηματοοικονομικά μέσα		378.491	384.466
Δάνεια και απαιτήσεις κατά πελατών	5	37.022.475	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση		6.744.645	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	17	1.620.052	1.626.100
Επενδύσεις σε ακίνητα	6	42.093	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	7	609.442	603.831
Υπεραξία και λοιπά άυλα πάγια	8	55.560	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις		162.199	158.160
Λοιπά στοιχεία Ενεργητικού		352.194	280.626
		55.898.698	53.984.430
Στοιχεία Ενεργητικού προς πώληση	9	55.978	54.706
Σύνολο Ενεργητικού		**55.954.676**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		6.462.039	5.637.562
Παράγωγα χρηματοοικονομικά μέσα		471.155	383.129
Υποχρεώσεις προς πελάτες		24.411.224	23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10	20.535.223	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		126.628	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις		105.388	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		3.717	3.733
Λοιπές υποχρεώσεις		1.105.463	1.159.012
Προβλέψεις	11	59.580	47.796
Σύνολο Υποχρεώσεων		**53.280.417**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο		1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		184.033	184.033
Αποθεματικά		291.008	333.892
Αποτελέσματα εις νέον		763.960	619.483
Ίδιες μετοχές	12	(167.551)	-
Σύνολο Καθαρής Θέσεως		**2.674.259**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**55.954.676**	**54.039.136**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-22) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΕΝΔΙΑΜΕΣΗ ΚΑΤΑΣΤΑΣΗ ΜΕΤΑΒΟΛΩΝ ΤΗΣ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.3.2007						
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			5.457			5.457
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			99.231			99.231
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				(20)		(20)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			104.688	(20)		104.668
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				47.326		47.326
Σύνολο αποτελέσματος			104.688	47.306		151.994
Αγορά ιδίων μετοχών					(29.094)	(29.094)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181			1.181
Υπόλοιπο 31.3.2007	**1.591.286**	**127.961**	**313.722**	**570.507**	**(43.559)**	**2.559.917**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.4.2007	**1.591.286**	**127.961**	**313.722**	**570.507**	**(43.559)**	**2.559.917**
Μεταβολές στην Καθαρή Θέση περιόδου 1.4-31.12.2007						
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(53.653)			(53.653)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			27.594			27.594
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				220		220
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(26.059)	220		(25.839)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				409.680		409.680
Σύνολο αποτελέσματος			(26.059)	409.900		383.841
Αγορά ιδίων μετοχών					(300.095)	(300.095)
Πώληση ιδίων μετοχών				(2.999)	343.654	340.655
Διανεμηθέντα μερίσματα				(304.421)		(304.421)
Σχηματισμός τακτικού αποθεματικού			53.400	(53.400)		-
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			18.306			18.306
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό		25.477	(25.477)			-
Έκδοση νέων μετοχών, λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	11.523	30.595				42.118
Λοιπά				(104)		(104)
Υπόλοιπο 31.12.2007	**1.602.809**	**184.033**	**333.892**	**619.483**		**2.740.217**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2008	**1.602.809**	**184.033**	**333.892**	**619.483**		**2.740.217**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.3.2008						
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (μετά από φόρους)			(42.968)			(42.968)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			84			84
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				1		1
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(42.884)	1		(42.883)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				144.476		144.476
Σύνολο αποτελέσματος			(42.884)	144.477		101.593
Αγορά ιδίων μετοχών (σημείωση 12)					(167.551)	(167.551)
Υπόλοιπο 31.3.2008	**1.602.809**	**184.033**	**291.008**	**763.960**	**(167.551)**	**2.674.259**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-22) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΕΝΔΙΑΜΕΣΗ ΚΑΤΑΣΤΑΣΗ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

(Ποσά σε χιλιάδες ευρώ)

		Από 1 Ιανουαρίου έως	
	Σημείωση	31.3.2008	31.3.2007
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		189.491	61.324
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	6,7	8.381	7.324
Αποσβέσεις αΰλων παγίων	8	5.235	3.963
Απομειώσεις δανείων και προβλέψεις		58.399	55.605
Λοιπές προσαρμογές		-	1.181
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(12.876)	79.289
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		44.360	31.376
		292.990	240.062
Καθαρή/(αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(219.648)	(836.023)
Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού		173.340	40.713
Δανείων και απαιτήσεων κατά πελατών		(1.839.422)	(984.600)
Λοιπών στοιχείων Ενεργητικού		(71.743)	(29.081)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		824.477	(1.729.280)
Υποχρεώσεων από παράγωγα		88.027	110.197
Υποχρεώσεων προς πελάτες		1.214.477	4.813.299
Λοιπών Υποχρεώσεων		23.683	96.518
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		486.181	1.721.805
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(12.755)	(4.649)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**473.425**	**1.717.156**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες		(2.615)	(4.823)
Εισπραχθέντα μερίσματα		60	10.534
Αγορές παγίων		(21.447)	(16.391)
Πωλήσεις παγίων		1.448	7.954
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(513.388)	2.132.258
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(535.942)**	**2.129.532**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
(Αγορές)/Πωλήσεις ιδίων μετοχών		(173.442)	(29.094)
Πληρωθέντα μερίσματα		(394)	(344)
Εισπράξεις ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		-	548.298
Αποπληρωμές ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		(169.254)	(355.077)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(343.090)**	**163.783**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		80	130
Καθαρή αύξηση/(μείωση) ταμειακών ροών		**(405.526)**	**4.010.601**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.356.928**	**4.608.407**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**3.951.402**	**8.619.008**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-22) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΣΗΜΕΙΩΣΕΙΣ ΕΠΙ ΤΩΝ ΕΝΔΙΑΜΕΣΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ

Γενικές Πληροφορίες

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010. Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη εκτελεστικό μέλος. Η σύνθεση του Διοικητικού Συμβουλίου την 31.3.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***(Με απόφαση της Γενικής Συνελεύσεως της 3.4.2008 ορίσθηκε ως ανεξάρτητο μη εκτελεστικό μέλος)

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*(Με απόφαση της Γενικής Συνελεύσεως της 3.4.2008 ορίσθηκε ως ανεξάρτητο μη εκτελεστικό μέλος)
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου
Νικόλαος Ε. Βουνισέας

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης
Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925, ενώ την 31η Μαρτίου 2008 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες, ενώ συμμετέχει και σε άλλους σημαντικούς διεθνείς δείκτες όπως, μεταξύ άλλων, ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31η Μαρτίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχωρίων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' τρίμηνο 2008, σε 1.686.419 τεμάχια, ανά συνεδρίαση, κατά μέσο όρο.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A- , Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 27ης Μαΐου 2008.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2008 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθεί υπόψη η *Διερμηνεία 11 «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου»*, η οποία εκδόθηκε από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκε από την Ευρωπαϊκή Ένωση και η εφαρμογή της είναι υποχρεωτική για την Τράπεζα από 1.1.2008. Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι 31.12.2008, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2008, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	46.153	70.002
Προβλέψεις για την κάλυψη πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	11.569	(14.946)
Εισπράξεις από διαγραφείσες απαιτήσεις	-	(3.051)
Σύνολο	**57.722**	**52.005**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Τρέχων	11.519	4.246
Αναβαλλόμενος	33.496	9.752
Σύνολο	**45.015**	**13.998**

Με το άρθρο 26 του Ν. 3634/2008 επιβάλλεται πλέον φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%), στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα πλέον που δεν υπόκειντai σε φορολογία είναι τα έσοδα από μερίσματα.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	1.055	2.349
Αποτίμηση δανείων	13.227	(2.717)
Διακοπή εκτοκισμού	9.125	7.180
Απομείωση δανείων	5.352	(408)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	(63)	134
Υποχρεώσεις στο Ε.Τ.Α.Τ.	15.551	-
Αποτίμηση παραγώγων	(6.686)	(1.469)
Διαμόρφωση πραγματικού επιτοκίου	2.083	161
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(1.473)	3.217
Αποτίμηση συμμετοχών	(2.147)	-
Αποτίμηση ομολόγων	2.038	-
Αποτίμηση λοιπών χρεογράφων	(4.780)	-
Λοιπές προσωρινές διαφορές	214	1.305
Σύνολο	**33.496**	**9.752**

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως			
	31.3.2008		31.3.2007	
	%		%	
Κέρδη πριν το φόρο εισοδήματος		**189.491**		**61.324**
Φόρος εισοδήματος (ονομαστικός φορολογικός συντελεστής)	25	47.373	25	15.331
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,04	74	0,11	65
Εισόδημα μη υπαγόμενο στο φόρο	(0,50)	(952)	(8,10)	(4.967)
Έξοδα μη εκπεστέα	1,11	2.095	2,87	1.761
Λοιπές φορολογικές προσαρμογές	(1,89)	(3.575)	2,95	1.808
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**23,76**	**45.015**	**22,83**	**13.998**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή, προκύπτουν από τη διαίρεση των κερδών, μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Κέρδη αναλογούντα στους Μετόχους	144.476	47.326
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	407.204.357	406.838.763
Βασικά κέρδη ανά μετοχή (σε €)	0,35	0,12

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Κέρδη αναλογούντα στους Μετόχους	144.476	47.326
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	407.204.357	406.838.763
Προσαρμογή για δικαιώματα προαιρέσεως	-	753.136
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.204.357	407.591.899
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,35	0,12

5. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2008	31.12.2007
Ιδιώτες:		
- Στεγαστικά	10.123.254	9.741.095
- Καταναλωτικά	3.073.160	2.922.529
- Πιστωτικές κάρτες	1.085.155	1.046.941
- Λοιπά	98.925	100.031
	14.380.494	13.810.596
Εταιρίες:		
- Επιχειρηματικά δάνεια	23.082.174	21.900.097
Λοιπές απαιτήσεις	163.852	166.342
	37.626.520	35.877.035
Μείον:		
Συσσωρευμένες απομειώσεις *	(604.045)	(609.161)
Σύνολο	**37.022.475**	**35.267.874**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 57.498 (σημείωση 11). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 661.543 (31.12.2007:€ 655.090).

6. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2007	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
Αναπόσβεστη αξία την 1.1.2007	42.006
1.1.2007-31.3.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	17
Αποσβέσεις περιόδου	(99)
Αναπόσβεστη αξία την 31.3.2007	41.924
Υπόλοιπα την 31.3.2007	
Αξία κτήσεως	48.466
Συσσωρευμένες αποσβέσεις	(6.542)
1.4.2007-31.12.2007	
Αναπόσβεστη αξία 1.4.2007	41.924
Προσθήκες	753
Αποσβέσεις περιόδου	(307)
Αναπόσβεστη αξία την 31.12.2007	42.370
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	49.219
Συσσωρευμένες αποσβέσεις	(6.849)
1.1.2008-31.3.2008	
Αναπόσβεστη αξία 1.1.2008	42.370
Προσθήκες	101
Μεταφορά σε "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(274)
α) Αξία κτήσεως	(425)
β) Αποσβεσμένα	151
Αποσβέσεις περιόδου	(104)
Αναπόσβεστη αξία την 31.3.2008	42.093
Υπόλοιπα την 31.3.2008	
Αξία κτήσεως	48.895
Συσσωρευμένες αποσβέσεις	(6.802)

7. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
1.1.2007 -31.3.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	6.041		4.240	10.281
Συναλλαγματικές διαφορές	(54)		(23)	(77)
α) Αξία κτήσεως	(76)		(49)	(125)
β) Αποσβεσμένα	22		26	48
Διαθέσεις	(1.520)		(18)	(1.538)
α) Αξία κτήσεως	(2.270)		(405)	(2.675)
β) Αποσβεσμένα	750		387	1.137
Αποσβέσεις περιόδου	(3.136)	(30)	(4.059)	(7.225)
Αναπόσβεστη αξία 31.3.2007	498.664	170	47.243	546.077
Υπόλοιπα την 31.3.2007				
Αξία κτήσεως	667.646	1.142	273.086	941.874
Συσσωρευμένες αποσβέσεις	(168.982)	(972)	(225.843)	(395.797)
1.4.2007-31.12.2007				
Αναπόσβεστη αξία 1.4.2007	498.664	170	47.243	546.077
Προσθήκες	26.421		17.686	44.107
Συναλλαγματικές διαφορές	96		35	131
α) Αξία κτήσεως	138		89	227
β) Αποσβεσμένα	(42)		(54)	(96)
Διαθέσεις	(3.072)		(93)	(3.165)
α) Αξία κτήσεως	(5.247)		(1.146)	(6.393)
β) Αποσβεσμένα	2.175		1.053	3.228
Μεταφορά από "Στοιχεία Ενεργητικού προς πώληση" (1)	42.405			42.405
α) Αξία κτήσεως	43.298			43.298
β) Αποσβεσμένα	(893)			(893)
Αποσβέσεις περιόδου	(12.504)	(90)	(13.130)	(25.724)
Αναπόσβεστη αξία 31.12.2007	552.010	80	51.741	603.831
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	732.256	1.142	289.715	1.023.113
Συσσωρευμένες αποσβέσεις	(180.246)	(1.062)	(237.974)	(419.282)
1.1.2008-31.3.2008				
Αναπόσβεστη αξία 1.1.2008	552.010	80	51.741	603.831
Προσθήκες	7.374		6.362	13.736
Συναλλαγματικές διαφορές	(49)		(30)	(79)
α) Αξία κτήσεως	(69)		(58)	(127)
β) Αποσβεσμένα	20		28	48
Διαθέσεις	(10)		(33)	(43)
α) Αξία κτήσεως	(20)		(378)	(398)
β) Αποσβεσμένα	10		345	355
Μεταφορά από «Επενδύσεις σε ακίνητα»	274			274
α) Αξία κτήσεως	425			425
β) Αποσβεσμένα	(151)			(151)
Μεταφορά σε υποκατηγορία		(60)	60	-
α) Αξία κτήσεως		(1.142)	1.142	-
β) Αποσβεσμένα		1.082	(1.082)	-
Αποσβέσεις περιόδου	(3.666)	(20)	(4.591)	(8.277)
Αναπόσβεστη αξία 31.3.2008	555.933	-	53.509	609.442
Υπόλοιπα την 31.3.2008				
Αξία κτήσεως	739.966		296.783	1.036.749
Συσσωρευμένες αποσβέσεις	(184.033)		(243.274)	(427.307)

(1): Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει.

8. Υπεραξία και λοιπά άυλα πάγια

	Software	Δικαιώματα τραπεζικής ιδιοκτησίας	Σύνολα
Υπόλοιπα την 1.1.2007			
Αξία κτήσεως	126.671		126.671
Συσσωρευμένες αποσβέσεις	(84.567)		(84.567)
Αναπόσβεστη αξία την 1.1.2007	42.104	-	42.104
1.1.2007-31.3.2007			
Αναπόσβεστη αξία 1.1.2007	42.104		42.104
Προσθήκες	4.435		4.435
Συναλλαγματικές διαφορές	(11)		(11)
α) Αξία κτήσεως	(14)		(14)
β) Αποσβεσμένα	3		3
Αποσβέσεις περιόδου	(3.963)		(3.963)
Αναπόσβεστη αξία 31.3.2007	42.565	-	42.565
Υπόλοιπα την 31.3.2007			
Αξία κτήσεως	131.092		131.092
Συσσωρευμένες αποσβέσεις	(88.527)		(88.527)
1.4.2007-31.12.2007			
Αναπόσβεστη αξία 1.4.2007	42.565		42.565
Προσθήκες (1)	25.950	1.785	27.735
Συναλλαγματικές διαφορές	22		22
α) Αξία κτήσεως	25		25
β) Αποσβεσμένα	(3)		(3)
Διαθέσεις	(618)		(618)
α) Αξία κτήσεως	(618)		(618)
β) Αποσβεσμένα			-
Αποσβέσεις περιόδου	(13.838)	(30)	(13.868)
Αναπόσβεστη αξία 31.12.2007	54.081	1.755	55.836
Υπόλοιπα την 31.12.2007			
Αξία κτήσεως	156.449	1.785	158.234
Συσσωρευμένες αποσβέσεις	(102.368)	(30)	(102.398)
1.1.2008-31.3.2008			
Αναπόσβεστη αξία 1.1.2008	54.081	1.755	55.836
Προσθήκες	5.000		5.000
Συναλλαγματικές διαφορές	(41)		(41)
α) Αξία κτήσεως	(61)		(61)
β) Αποσβεσμένα	20		20
Αποσβέσεις περιόδου	(5.146)	(89)	(5.235)
Αναπόσβεστη αξία 31.3.2008	53.894	1.666	55.560
Υπόλοιπα την 31.3.2008			
Αξία κτήσεως	161.388	1.785	163.173
Συσσωρευμένες αποσβέσεις	(107.494)	(119)	(107.613)

(1) Το ποσό των € 1.785 αφορά αγορά εμπορικού σήματος και λοιπών δικαιωμάτων, τα οποία η Τράπεζα αποσβένει σε 5 χρόνια.

9. Στοιχεία Ενεργητικού προς πώληση

Στα στοιχεία ενεργητικού προς πώληση περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 55.978 (31.12.2007: € 54.706).

Υποχρεώσεις

10. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Βραχυπρόθεσμα χρεόγραφα (ECP)

Υπόλοιπο 1.1.2008	**-**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Νέες εκδόσεις [(1)]	795.675
Λήξεις/Ανακλήσεις	(230.000)
Δεδουλευμένοι τόκοι	4.374
Συναλλαγματικές διαφορές	(90)
Υπόλοιπο 31.3.2008	**569.959**

Κοινά ομολογιακά δάνεια

Υπόλοιπο 1.1.2008	**18.187.633**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Νέες εκδόσεις [(2)]	894.559
Λήξεις/Ανακλήσεις	(1.312.749)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	9.348
Δεδουλευμένοι τόκοι	(7.798)
Συναλλαγματικές διαφορές	(15.177)
Υπόλοιπο 31.3.2008	**17.755.816**

Δάνεια μειωμένης εξασφαλίσεως

Υπόλοιπο 1.1.2008	**1.412.431**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Λήξεις/Ανακλήσεις [(3)]	(100.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(3.456)
Δεδουλευμένοι τόκοι	(2.631)
Συναλλαγματικές διαφορές	8.825
Υπόλοιπο 31.3.2008	**1.315.169**

Υβριδικοί τίτλοι

Υπόλοιπο 1.1.2008	**921.912**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Δεδουλευμένοι τόκοι	(27.633)
Υπόλοιπο 31.3.2008	**894.279**
Γενικό σύνολο	**20.535.223**

(1) Η τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρωεμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους € 5 δισ. Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 ημέρα έως και 364 μέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ, της λίρας Αγγλίας, του Ελβετικού φράγκου, του γιεν Ιαπωνίας, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλόμενων.
Το υπόλοιπο των εν λόγω τίτλων την 31.3.2008 ανήρχετο σε € 567,7 εκατ. και USD 3,5 εκατ.

Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε, κατά μέσο όρο, από 9 μονάδες βάσης έως 25 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.
Το περιθώριο της εκδόσεως σε δολάρια ΗΠΑ διαμορφώθηκε σε 14 μονάδες βάσης πάνω από το Libor 6 μηνών.

(2) Οι νέες κοινές ομολογιακές εκδόσεις φέρουν κυμαινόμενο επιτόκιο Euribor με περιθώριο, από -10 μονάδες βάσης μέχρι και 50 μονάδες βάσης, ανάλογα με την διάρκεια της έκδοσης.

(3) Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.

11. Προβλέψεις

Υπόλοιπο την 1.1.2007	**17.901**
Μεταβολές περιόδου 1.1 – 31.3.2007	
Αντιλογισμός σχηματισθείσης προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	493
Χρησιμοποιηθείσες προβλέψεις	(13)
Υπόλοιπο την 31.3.2007	**3.435**
Μεταβολές περιόδου 1.4 – 31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός του ισολογισμού στοιχεία	45.929
Αντιλογισμός προβλέψεων	(1.568)
Υπόλοιπο την 31.12.2007	**47.796**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός του ισολογισμού στοιχεία (σημείωση 2)	11.569
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	650
Χρησιμοποιηθείσες προβλέψεις	(435)
Υπόλοιπο την 31.3.2008	**59.580**

Καθαρή Θέση

12. Ίδιες Μετοχές

Η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη κατά το χρονικό διάστημα 1.1 – 31.3.2008, σε αγορά 8.123.677 μετοχών, που αντιστοιχούσε σε ποσοστό 1,98% του μετοχικού της κεφαλαίου, με αξία κτήσεως € 167.551 χιλ. (ήτοι € 20,63 ανά μετοχή).

Πρόσθετες πληροφορίες

13. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2005.
Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις 2006 και 2007 που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

- *Η Τράπεζα ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.
Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.3.2008	31.12.2007
- εντός ενός έτους	25.860	25.410
- πέραν του έτους και μέχρι πέντε έτη	73.160	70.904
- πέραν των πέντε ετών	61.189	57.918
Σύνολο	**160.209**	**154.232**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το πρώτο τρίμηνο του 2008 ανήλθαν σε € 7.574 (Α' τρίμηνο 2007: € 6.239) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- *Η Τράπεζα ως εκμισθώτρια*

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.
Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.3.2008	31.12.2007
- εντός ενός έτους	3.480	3.720
- πέραν του έτους και μέχρι πέντε έτη	9.037	10.307
- πέραν των πέντε ετών	6.285	7.218
Σύνολο	**18.802**	**21.245**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το πρώτο τρίμηνο του 2008 ανήλθαν σε € 1.016 (Α' τρίμηνο 2007 : € 802) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.3.2008	31.12.2007
Εγγυητικές επιστολές	5.341.548	5.453.629
Ενέγγυες πιστώσεις	102.993	82.857
Μη αντληθέντα πιστωτικά όρια	17.298.059	16.386.205
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	19.961.432	20.485.817
Σύνολο	**42.704.032**	**42.408.508**

ε) Δεσμευσεις στοιχείων Ενεργητικού

	31.3.2008	31.12.2007
Δάνεια πελατών	800.490	800.490
Αξιόγραφα επενδυτικού χαρτοφυλακίου	160.000	160.000
Σύνολο	**960.490**	**960.490**

Η Τράπεζα έχει ενεχυριάσει στην Τράπεζα της Ελλάδος δάνεια πελατών της, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ.54/27.2.2004, όπως ισχύει μετά από την τροποποίηση της με την Πράξη του ιδίου συμβουλίου αριθμ.61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, από την 1.1.2007, ως ασφάλειες για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.) και τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

14. Πληροφόρηση κατά τομέα

(Ποσά σε εκ(τ. ευρώ)

1.1 - 31.3.2008

		Επιχειρηματικοί Τομείς					
	Τράπεζα	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	330,9	247,5	66,3	0,8	7,7	8,6	-
Προμήθειες	72,1	35,7	19,0	10,8	4,7	1,9	-
Λοιπά έσοδα	36,7	2,9	1,5	0,4	13,7	1,7	16,5
Σύνολο εσόδων	**439,7**	**286,1**	**86,8**	**12,0**	**26,1**	**12,2**	**16,5**
Έξοδα	(192,5)	(138,9)	(25,2)	(6,0)	(4,8)	(8,1)	(9,5)
Απομειώσεις	(57,7)	(48,7)	(9,0)	-	-	-	-
Κέρδη πριν το φόρο εισοδήματος	**189,5**	**98,5**	**52,6**	**6,0**	**21,3**	**4,1**	**7,0**

1.1. - 31.3.2007

		Επιχειρηματικοί Τομείς					
	Τράπεζα	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	285,1	214,4	57,6	0,8	7,6	4,7	-
Προμήθειες	73,9	37,8	20,0	12,8	2,3	1,0	-
Λοιπά έσοδα	(66,8)	5,1	1,2	0,7	8,8	0,2	(82,8)
Σύνολο εσόδων	**292,2**	**257,3**	**78,8**	**14,3**	**18,7**	**5,9**	**(82,8)**
Έξοδα	(178,9)	(131,9)	(24,6)	(7,0)	(5,1)	(3,6)	(6,7)
Απομειώσεις	(52,0)	(24,0)	(28,0)	-	-	-	-
Κέρδη πριν το φόρο εισοδήματος	**61,3**	**101,4**	**26,2**	**7,3**	**13,6**	**2,3**	**(89,5**

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.

Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

15. Κεφαλαιακή επάρκεια

Η κεφαλαιακή επάρκεια της Τραπέζης εποπτεύεται από την Τράπεζα της Ελλάδος, προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει η Τράπεζα.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία II) που ενσωματώθηκε στο Ελληνικό Δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

	(Ποσά σε εκατ. Ευρώ)	
	31.3.2008	**31.12.2007**
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	34.673	36.596
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	484	591
Σταθμισμένο Ενεργητικό από λειτουργικό κίνδυνο	2.500	-
Συνολικό σταθμισμένο Ενεργητικό	37.657	37.187
Κύρια βασικά κεφάλαια (Upper tier I)	2.364	2.472
Βασικά κεφάλαια (Tier I)	2.308	2.417
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.293	4.476
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	6,3%	6,6%
Δείκτης βασικών κεφαλαίων (Tier I)	6,1%	6,5%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**11,4%**	**12,0%**

16. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου και των πλησιεστέρων συγγενικών τους προσώπων, και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα έχουν ως εξής:

	31.3.2008	**31.12.2007**
Δάνεια	40.470	38.649
Καταθέσεις	41.317	43.123
Εγγυητικές επιστολές	99	83
	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Τόκοι και εξομοιούμενα έσοδα	370	5
Τόκοι και εξομοιούμενα έξοδα	480	269

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

i. Θυγατρικές εταιρίες

	31.3.2008	**31.12.2007**
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.327.836	4.114.320
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	9.043	8.075
Παράγωγα χρηματοοικονομικά μέσα	1.029	2.003
Δάνεια και απαιτήσεις κατά πελατών	1.434.147	1.527.856
Αξιόγραφα διαθέσιμα προς πώληση	3.637.077	3.368.618
Σύνολο	**9.409.132**	**9.020.872**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.827.602	1.574.301
Υποχρεώσεις προς πελάτες	127.297	101.128
Παράγωγα χρηματοοικονομικά μέσα	588	87
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	20.535.223	20.521.976
Λοιπές υποχρεώσεις	2.063	1.196
Σύνολο	**22.492.773**	**22.198.688**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	**1.002.127**	**1.001.394**
	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	102.930	40.355
Έσοδα από μερίσματα	2.968	10.522
Έσοδα από αμοιβές και προμήθειες	10.655	12.454
Λοιπά έσοδα	640	667
Σύνολο	**117.193**	**63.998**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	263.117	196.402
Προμήθειες έξοδα	233	447
Γενικά διοικητικά έξοδα	2.773	2.950
Σύνολο	**266.123**	**199.799**

ii. Συγγενείς εταιρίες

	31.3.2008	31.12.2007
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	231	277
Σύνολο	**231**	**277**
Παθητικό		
Υποχρεώσεις προς πελάτες	2	26
Σύνολο	**2**	**26**

	Από 1 Ιανουαρίου έως	
Έσοδα	**31.3.2008**	**31.3.2007**
Τόκοι και εξομοιούμενα έσοδα	5	12
Σύνολο	**5**	**12**

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα του πρώτου τριμήνου του 2008, ανέρχονται σε € 1.141 (Α' τρίμηνο 2007: € 1.258).

17. Μεταβολές στο χαρτοφυλάκιο συμμετοχών

Παρατίθεται κατωτέρω πίνακας των επενδύσεων σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες:

	1.1-31.3.2008	1.4-31.12.2007	1.1-31.3.2007
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	1.625.309	1.592.047	1.587.804
Προσθήκες[1]	2.615	47.811	4.823
Μειώσεις	(74)	(1.117)	-
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας[2]	(8.589)	(13.432)	(580)
Υπόλοιπο τέλους περιόδου	1.619.261	1.625.309	1.592.047
Συγγενείς			
Υπόλοιπο αρχής περιόδου	74	5.624	5.624
Προσθήκες	-	20	-
Μειώσεις	-	(5.570)	-
Υπόλοιπο τέλους περιόδου	74	74	5.624
Κοινοπραξίες			
Υπόλοιπο αρχής περιόδου	717	122	122
Προσθήκες	-	615	-
Μειώσεις	-	(20)	-
Υπόλοιπο τέλους περιόδου	717	717	122
Γενικό σύνολο	**1.620.052**	**1.626.100**	**1.597.793**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου, οι εκκαθαρίσεις εταιριών και εισφορές σε είδος.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- € 1.845 αγορά μετοχών της Ιονική Ξενοδοχιακαί Επιχειρήσεις Α.Ε.
- € 770 αγορά μετοχών της Alpha Αστικά Ακίνητα Α.Ε.

(2) Η Τράπεζα, κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τις συμμετοχές της στην Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance U.S. Corporation.

18. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Η Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2008, αποφάσισε μεταξύ άλλων και τα εξής:

- τη διανομή μερίσματος € 0,90 ανά μετοχή για τη χρήση 2007.
- την έναρξη προγράμματος αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2008 - Απριλίου 2010, μέχρι του ποσού που αντιστοιχεί στο 5% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου.
- την αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά το ποσό των € 328,8 εκατ. δια της κεφαλαιοποιήσεως της διαφοράς από έκδοση μετοχών υπέρ το άρτιον ποσού € 184 εκατ. και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού € 144,8 εκατ., με αύξηση της ονομαστικής αξίας των υφισταμένων μετοχών από € 3,90 σε € 4,70 ανά μετοχή.

  Το Υπουργείο Αναπτύξεως ενέκρινε, με την υπ' αριθ. Κ2-5168/22.4.2008 απόφασή του, την τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης, περί μετοχικού κεφαλαίου, συνεπεία αυξήσεώς του.

  Έτσι, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται πλέον σε € 1.931.590.264,40, διαιρούμενο σε 410.976.652 μετοχές, ονομαστικής αξίας € 4,70 εκάστης.

β. Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης OJSC Astra Bank έναντι ποσού € 10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

γ. Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144A (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου.

Αθήναι, 27 Μαΐου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 31.3.2008

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
27 ΜΑΪΟΥ 2008

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Ενδιάμεσες οικονομικές καταστάσεις Ομίλου της 31.3.2008

ΕΝΔΙΑΜΕΣΗ ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2008	31.3.2007
Τόκοι και εξομοιούμενα έσοδα		1.004.841	765.091
Τόκοι και εξομοιούμενα έξοδα		(562.857)	(402.952)
Καθαρό έσοδο από τόκους		441.984	362.139
Έσοδα από αμοιβές και προμήθειες		124.441	116.268
Προμήθειες έξοδα		(9.163)	(8.800)
Καθαρό έσοδο από αμοιβές και προμήθειες		115.278	107.468
Έσοδα από μερίσματα		247	383
Αποτελέσματα χρηματοοικονομικών πράξεων		17.068	29.928
Λοιπά έσοδα		16.316	19.789
		33.631	50.100
Σύνολο εσόδων		**590.893**	**519.707**
Αμοιβές και έξοδα προσωπικού		(139.285)	(127.305)
Γενικά διοικητικά έξοδα		(103.188)	(88.652)
Αποσβέσεις	7,8,9	(20.282)	(16.867)
Λοιπά έξοδα		(783)	(665)
Σύνολο εξόδων		**(263.538)**	**(233.489)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(67.584)	(62.383)
Αναλογία κερδών/(ζημιών) από συγγενείς εταιρίες		106	(44)
Κέρδη πριν το φόρο εισοδήματος		**259.877**	**223.791**
Φόρος εισοδήματος	3	(54.748)	(49.209)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες		**205.129**	**174.582**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	4	-	81.797
Καθαρά κέρδη μετά το φόρο εισοδήματος		**205.129**	**256.379**
Καθαρά κέρδη που αναλογούν σε:			
Μετόχους της Τραπέζης		**205.031**	**256.140**
Τρίτους		98	239
Καθαρά κέρδη ανά μετοχή:	5		
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		0,50	0,63
Προσαρμοσμένα (€ ανά μετοχή)		0,50	0,63
Από συνεχιζόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		0,50	0,43
Προσαρμοσμένα (€ ανά μετοχή)		0,50	0,43

Οι επισυναπτόμενες σημειώσεις (σελ. 9-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΕΝΔΙΑΜΕΣΟΣ ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.3.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		2.159.717	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		3.996.914	3.509.696
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων		95.932	266.047
Παράγωγα χρηματοοικονομικά μέσα		377.725	383.432
Δάνεια και απαιτήσεις κατά πελατών	6	44.372.719	42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση		3.331.743	3.156.901
Επενδύσεις σε συγγενείς εταιρίες		5.416	5.320
Επενδύσεις σε ακίνητα	7	72.330	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	1.188.343	1.173.275
Υπεραξία και λοιπά άυλα πάγια	9	131.324	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις		170.595	170.257
Λοιπά στοιχεία Ενεργητικού		453.592	385.676
		56.358.050	54.594.344
Στοιχεία Ενεργητικού προς πώληση	10	56.490	89.945
Σύνολο Ενεργητικού		**56.414.540**	**54.684.289**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		5.281.243	4.437.736
Παράγωγα χρηματοοικονομικά μέσα		471.336	384.139
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)		35.985.354	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	11	8.751.526	9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		163.065	158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις		124.245	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		42.640	42.019
Λοιπές υποχρεώσεις		1.257.473	1.323.554
Προβλέψεις	12	105.971	95.935
		52.183.353	50.391.442
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	10	-	1.583
Σύνολο Υποχρεώσεων		**52.183.353**	**50.393.025**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο		1.602.809	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		184.033	184.033
Αποθεματικά		396.189	445.662
Αποτελέσματα εις νέον		1.296.902	1.138.195
Ίδιες μετοχές	13	(167.551)	(188)
		3.312.382	**3.370.511**
Δικαιώματα τρίτων		**31.243**	**32.859**
Υβριδικά κεφάλαια		**887.562**	**887.894**
Σύνολο Καθαρής Θέσεως		**4.231.187**	**4.291.264**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**56.414.540**	**54.684.289**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΕΝΔΙΑΜΕΣΗ ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΜΕΤΑΒΟΛΩΝ ΤΗΣ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.3.2007									
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			3.512			3.512			3.512
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			95.345			95.345			95.345
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(2.080)			(2.080)			(2.080)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			96.777			96.777			96.777
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				256.140		256.140	239		256.379
Σύνολο αποτελέσματος			**96.777**	**256.140**		**352.917**	**239**		**353.156**
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				47		47	(4.753)		(4.706)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(15.178)	(29.094)	(44.272)		58.305	14.033
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181			1.181			1.181
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας							(1.077)		(1.077)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(37.267)		(37.267)			(37.267)
Σχηματισμός αποθεματικών			625	(625)					
Λοιπά				(1.085)		(1.085)			(1.085)
Υπόλοιπο 31.3.2007	**1.591.286**	**127.961**	**447.704**	**888.050**	**(43.747)**	**3.011.254**	**38.689**	**887.959**	**3.937.902**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.4.2007	**1.591.286**	**127.961**	**447.704**	**888.050**	**(43.747)**	**3.011.254**	**38.689**	**887.959**	**3.937.902**
Μεταβολές στην Καθαρή Θέση περιόδου 1.4-31.12.2007									
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(42.125)			(42.125)			(42.125)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			27.709			27.709			27.709
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			2.148			2.148			2.148
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(12.268)			(12.268)			(12.268)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				593.895		593.895	812		594.707
Σύνολο αποτελέσματος			**(12.268)**	**593.895**		**581.627**	**812**		**582.439**
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(3.660)		(3.660)	(6.642)		(10.302)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(3.019)	43.559	40.540		(65)	40.475
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			18.306			18.306			18.306
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό		25.477	(25.477)						
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	11.523	30.595				42.118			42.118
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(304.421)		(304.421)			(304.421)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(15.729)		(15.729)			(15.729)
Μεταφορά αποθεματικών			(36.827)	36.827					
Σχηματισμός αποθεματικών			54.224	(54.224)					
Λοιπά				476		476			476
Υπόλοιπο 31.12.2007	**1.602.809**	**184.033**	**445.662**	**1.138.195**	**(188)**	**3.370.511**	**32.859**	**887.894**	**4.291.264**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2008	**1.602.809**	**184.033**	**445.662**	**1.138.195**	**(188)**	**3.370.511**	**32.859**	**887.894**	**4.291.264**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.3.2008									
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(35.193)			(35.193)			(35.193)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			84			84			84
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(14.962)	(765)		(15.727)			(15.727)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(50.071)	(765)		(50.836)			(50.836)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				205.031		205.031	98		205.129
Σύνολο αποτελέσματος			**(50.071)**	**204.266**		**154.195**	**98**		**154.293**
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(2.736)		(2.736)	(1.182)		(3.918)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(29)	(167.363)	(167.392)		(332)	(167.724)
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας							(532)		(532)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(41.640)		(41.640)			(41.640)
Σχηματισμός αποθεματικών			598	(598)					
Λοιπά				(556)		(556)			(556)
Υπόλοιπο 31.3.2008	**1.602.809**	**184.033**	**396.189**	**1.296.902**	**(167.551)**	**3.312.382**	**31.243**	**887.562**	**4.231.187**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΕΝΔΙΑΜΕΣΗ ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2008	Από 1 Ιανουαρίου έως 31.3.2007
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		259.877	223.791
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων	7,8	13.763	11.564
Αποσβέσεις αΰλων παγίων	9	6.519	5.303
Απομειώσεις δανείων και προβλέψεις		63.696	64.657
Λοιπές προσαρμογές		(5.574)	1.182
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(2.737)	(8.970)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		10.084	47.583
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		(106)	44
		345.522	**345.154**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		282.513	(771.047)
Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού		175.822	(11.896)
Δανείων και απαιτήσεων κατά πελατών		(2.395.139)	(1.704.085)
Λοιπών στοιχείων Ενεργητικού		(67.929)	(25.147)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		843.507	(1.902.157)
Υποχρεώσεων από παράγωγα		87.197	108.990
Υποχρεώσεων προς πελάτες		943.651	3.730.340
Λοιπών Υποχρεώσεων		(596)	55.057
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		213.548	(174.791)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(19.688)	(10.402)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**193.860**	**(185.193)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(2.615)	(4.824)
Διάθεση συμμετοχών θυγατρικών και συγγενών επιχειρήσεων		1.694	-
Εισπραχθέντα μερίσματα		394	383
Αγορές παγίων		(42.550)	(27.159)
Πωλήσεις παγίων		2.636	13.036
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(219.419)	3.762.205
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**(259.860)**	**3.743.641**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(395)	(1.406)
(Αγορές)/πωλήσεις ιδίων μετοχών		(173.254)	(29.094)
Έκδοση ομολογιακών δανείων		-	503.762
Αποπληρωμή ομολογιακών δανείων		(38.102)	(300.000)
(Αγορές)/πωλήσεις υβριδικών τίτλων		(361)	73.483
Πληρωθέντα μερίσματα υβριδικών τίτλων		(41.640)	(37.267)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**(253.752)**	**209.478**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		(14.962)	(2.081)
Καθαρή αύξηση/(μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**(334.714)**	**3.765.845**
Καθαρές ταμειακές ροές από διακοπτόμενες λειτουργικές δραστηριότητες			
Καθαρές ταμειακές ροές από διακοπτόμενες επενδυτικές δραστηριότητες		-	160.700
Καθαρές ταμειακές ροές από διακοπτόμενες χρηματοδοτικές δραστηριότητες			
Καθαρή αύξηση/(μείωση) ταμειακών ροών από διακοπτόμενες δραστηριότητες		**-**	**160.700**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**3.792.031**	**4.575.831**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**3.457.317**	**8.502.376**

Οι επισυναπτόμενες σημειώσεις (σελ. 9-31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

ΣΗΜΕΙΩΣΕΙΣ ΕΠΙ ΤΩΝ ΕΝΔΙΑΜΕΣΩΝ ΕΝΟΠΟΙΗΜΕΝΩΝ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ

Γενικές Πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010. Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη εκτελεστικό μέλος. Η σύνθεση του Διοικητικού Συμβουλίου την 31.3.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Μηνάς Γ. Τάνες***(Με απόφαση της Γενικής Συνελεύσεως της 3.4.2008 ορίσθηκε ως ανεξάρτητο μη εκτελεστικό μέλος)

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)***

Σπύρος Ν. Φιλάρετος

Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γεώργιος Ε. Αγουρίδης* (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2008 ορίσθηκε ως ανεξάρτητο μη εκτελεστικό μέλος)

Σοφία Γ. Ελευθερουδάκη

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ευάγγελος Ι. Καλούσης */***

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου Νικόλαος Ε. Βουνισέας
Αναπληρωματικοί:	Χαράλαμπος Γ. Συρούνης Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925, ενώ την 31η Μαρτίου 2008 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες, ενώ συμμετέχει και σε άλλους σημαντικούς διεθνείς δείκτες όπως μεταξύ άλλων, ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31η Μαρτίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχωρίων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' τρίμηνο του 2008, σε 1.686.419 τεμάχια, ανά συνεδρίαση, κατά μέσο όρο.

Τέλος, η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 27ης Μαΐου 2008.

Ακολουθούμενες λογιστικές αρχές

1.Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2008 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων

- Παράγωγα χρηματοοικονομικά μέσα

- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθεί υπόψη η *Διερμηνεία 11 «Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου»,* η οποία εκδόθηκε από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.), υιοθετήθηκε από την Ευρωπαϊκή Ένωση και η εφαρμογή της είναι υποχρεωτική για τον Όμιλο από 1.1.2008. Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2008, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2008, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	56.309	80.735
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(14)	(14)
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	11.569	(14.946)
Εισπράξεις από διαγραφείσες απαιτήσεις	(280)	(3.392)
Σύνολο	**67.584**	**62.383**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Τρέχων	23.956	36.735
Αναβαλλόμενος	30.792	12.474
Σύνολο	**54.748**	**49.209**

Με το άρθρο 26 του Ν. 3634/2008 επιβάλλεται πλέον φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%), στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα πλέον που δεν υπόκεινται σε φορολογία είναι τα έσοδα από μερίσματα.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2008	31.3.2007
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	1.171	3.008
Αποτίμηση δανείων	14.221	(2.224)
Διακοπή εκτοκισμού	9.125	7.167
Απομείωση δανείων	5.498	(407)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	(149)	134
Υποχρεώσεις στο Ε.Τ.Α.Τ	15.551	-
Αποτίμηση παραγώγων	(15.953)	565
Διαμόρφωση πραγματικού επιτοκίου	2.277	368
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	(1.473)	3.217
Αποτίμηση ομολόγων	2.038	-
Αποτίμηση μετοχών	(4.779)	-
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	(196)	(323)
Λοιπές προσωρινές διαφορές	3.461	969
Σύνολο	**30.792**	**12.474**

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως			
	31.3.2008		31.3.2007	
Κέρδη πριν το φόρο εισοδήματος	**%**	**259.877**	**%**	**223.791**
Φόρος εισοδήματος	23,48*	61.025	20,87*	46.716
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,04	102	0,23	507
Εισόδημα μη υπαγόμενο στο φόρο	(0,46)	(1.199)	(2,98)	(6.670)
Έξοδα μη εκπεστέα	1,07	2.763	0,91	2.044
Λοιπές φορολογικές προσαρμογές	(3,06)	(7.943)	2,96	6.612
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**21,07**	**54.748**	**21,99**	**49.209**

* Ο εφαρμοστέος συντελεστής φόρου εισοδήματος, 23,48% για το 2008 και 20,87% για το 2007, είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές εταιρίες του Ομίλου.

4. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.03.2007 υπεγράφη σύμβαση πωλήσεως του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα, για την περίοδο 1.1.2007 έως 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό «καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες» και αναλύονται ως εξής:

	Από 1 .1 έως 31.3.2007
Καθαρό έσοδο από τόκους	860
Καθαρό έσοδο από αμοιβές και προμήθειες	409
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573
Σύνολο εσόδων	**4.842**
Αμοιβές και έξοδα προσωπικού	(2.338)
Γενικά διοικητικά έξοδα	(1.583)
Αποσβέσεις	(239)
Σύνολο εξόδων	**(4.160)**
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	**682**
Φόρος εισοδήματος	(421)
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	**261**
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**81.536**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	**81.797**

5. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή, προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τις εταιρίες του Ομίλου, κοινών μετοχών της Τραπέζης, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	205.031	256.140
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	407.198.154	406.828.683
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	0,50	0,63

	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	205.031	174.343
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	407.198.154	406.828.683
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	0,50	0,43

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	205.031	256.140
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	407.198.154	406.828.683
Προσαρμογή για δικαιώματα προαιρέσεως	-	753.136
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.198.154	407.581.819
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	0,50	0,63

	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	205.031	174.343
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	407.198.154	406.828.683
Προσαρμογή για δικαιώματα προαιρέσεως	-	753.136
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.198.154	407.581.819
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	0,50	0,43

Ενεργητικό

6. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2008	31.12.2007
Ιδιώτες:		
Στεγαστικά	11.838.915	11.186.669
Καταναλωτικά	3.848.114	3.606.631
Πιστωτικές κάρτες	1.134.205	1.092.863
Λοιπά	125.855	146.762
Σύνολο	**16.947.089**	**16.032.925**
Εταιρίες:		
Επιχειρηματικά δάνεια	26.236.071	24.771.065
Χρηματοδοτικές μισθώσεις (Leasing)	1.370.512	1.338.340
Εισπράξεις επιχειρηματικών απαιτήσεων (Factoring)	439.491	532.640
Σύνολο	**28.046.074**	**26.642.045**
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	**10.486**	**9.494**
Λοιπές απαιτήσεις	**212.636**	**228.201**
	45.216.285	**42.912.665**
Μείον:		
Συσσωρευμένες απομειώσεις*	(843.566)	(840.594)
Γενικό Σύνολο	**44.372.719**	**42.072.071**

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.3.2008	31.12.2007
Έως ένα (1) έτος	408.434	398.360
Από ένα (1) έτος έως και πέντε (5) έτη	694.702	675.630
Πέραν των πέντε (5) ετών	801.593	829.707
	1.904.729	**1.903.697**
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(534.217)	(565.357)
Σύνολο	**1.370.512**	**1.338.340**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.3.2008	31.12.2007
Έως ένα (1) έτος	327.555	316.096
Από ένα (1) έτος έως και πέντε (5) έτη	481.196	456.249
Πέραν των πέντε (5) ετών	561.761	565.995
Σύνολο	**1.370.512**	**1.338.340**

* Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματιστεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 57.498 (31.12.2007: € 45.929), όπως αναφέρεται στη σημείωση 12. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 901.064 (31.12.2007: € 886.523).

7. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2007	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)
Αναπόσβεστη αξία την 1.1.2007	31.518
1.1.2007-31.3.2007	
Αναπόσβεστη αξία 1.1.2007	31.518
Συναλλαγματικές διαφορές	(65)
Προσθήκες	17
Διαθέσεις	(453)
Μεταφορές	16.119
Αποσβέσεις περιόδου	(134)
Αναπόσβεστη αξία την 31.3.2007	47.002
Υπόλοιπα την 31.3.2007	
Αξία κτήσεως	51.399
Συσσωρευμένες αποσβέσεις	(4.397)
1.4.2007-31.12.2007	
Αναπόσβεστη αξία 1.4.2007	47.002
Συναλλαγματικές διαφορές	30
Προσθήκες	26.585
Διαθέσεις	(27)
Μεταφορές	509
Αποσβέσεις περιόδου	(539)
Αναπόσβεστη αξία την 31.12.2007	73.560
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	78.526
Συσσωρευμένες αποσβέσεις	(4.966)
1.1.2008-31.3.2008	
Αναπόσβεστη αξία 1.1.2008	73.560
Συναλλαγματικές διαφορές	(246)
Προσθήκες	124
Μεταφορές σε «Ιδιοχρησιμοποιούμενα ενσώματα πάγια»	(444)
Αποσβέσεις περιόδου	(164)
Αναπόσβεστη αξία την 31.3.2008	72.830
Υπόλοιπα την 31.3.2008	
Αξία κτήσεως	77.775
Συσσωρευμένες αποσβέσεις	(4.945)

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
1.1.2007-31.3.2007				
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
Συναλλαγματικές διαφορές	(444)	16	(36)	(464)
Προσθήκες	11.011	828	8.602	20.441
Διαθέσεις	(1.521)	-	(4.217)	(5.738)
Μεταφορές σε «Επενδύσεις σε ακίνητα»	(16.119)	-	-	(16.119)
Λοιπές Μεταφορές	-	-	(1)	(1)
Αποσβέσεις περιόδου	(4.912)	(148)	(6.370)	(11.430)
Αναπόσβεστη αξία 31.3.2007	836.486	2.788	83.411	922.685
Υπόλοιπα την 31.3.2007				
Αξία κτήσεως	1.049.276	4.686	365.387	1.419.349
Συσσωρευμένες αποσβέσεις	(212.790)	(1.898)	(281.976)	(496.664)
1.4.2007-31.12.2007				
Αναπόσβεστη αξία 1.4.2007	836.486	2.788	83.411	922.685
Συναλλαγματικές διαφορές	(1.225)	(89)	(499)	(1.813)
Προσθήκες	53.703	919	29.246	83.868
Διαθέσεις	(3.914)	-	2.868	(1.046)
Προσθήκες από εταιρείες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007	145.909	-	23.346	169.255
Μεταφορές σε «Επενδύσεις σε ακίνητα»	(509)	-	-	(509)
Μεταφορές από «Στοιχεία Ενεργητικού προς πώληση»(2)	42.405	-	-	42.405
Μεταφορές σε «Έξοδα λογισμικού»	-	-	(268)	(268)
Αποσβέσεις περιόδου (1)	(19.493)	(546)	(21.263)	(41.302)
Αναπόσβεστη αξία 31.12.2007	1.053.362	3.072	116.841	1.173.275
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	1.283.906	5.414	414.199	1.703.519
Συσσωρευμένες αποσβέσεις	(230.544)	(2.342)	(297.358)	(530.244)
1.1.2008-31.3.2008				
Αναπόσβεστη αξία 1.1.2008	1.053.362	3.072	116.841	1.173.275
Συναλλαγματικές διαφορές	(2.508)	(95)	(848)	(3.451)
Προσθήκες	20.311	-	13.148	33.459
Διαθέσεις	(10)	(939)	(331)	(1.280)
Μεταφορές από «Επενδύσεις σε ακίνητα»	444	-	-	444
Λοιπές μεταφορές	-	(77)	72	(5)
Αποσβέσεις περιόδου	(6.030)	(69)	(7.500)	(13.599)
Αναπόσβεστη αξία 31.3.2008	1.065.569	1.892	121.382	1.188.843
Υπόλοιπα την 31.3.2008				
Αξία κτήσεως	1.300.911	3.177	425.407	1.729.495
Συσσωρευμένες αποσβέσεις	(235.342)	(1.285)	(304.025)	(540.652)

(1) Στις Αποσβέσεις περιόδου 1.4 – 31.12. 2007 δεν περιλαμβάνεται ποσό €1,1 εκατ. που αφορά απόσβεση του ξενοδοχείου Hilton Rhodes Resort, το οποίο χαρακτηρίστηκε ως «Στοιχεία Ενεργητικού προς πώληση» (σημ.10)

(2) Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία «Στοιχεία Ενεργητικού προς πώληση» λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει.

9. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	58.344	19.221	144.745	222.310
Συσσωρευμένες αποσβέσεις	-	(6.812)	(98.360)	(105.172)
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
1.1.2007-31.3.2007				
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
Συναλλαγματικές διαφορές	(646)	(107)	(81)	(834)
Προσθήκες	-	50	5.024	5.074
Διαθέσεις	-	-	(392)	(392)
Μεταφορές	-	-	1	1
Αποσβέσεις περιόδου	-	(821)	(4.482)	(5.303)
Αναπόσβεστη αξία 31.3.2007	57.698	11.531	46.455	115.684
Υπόλοιπα την 31.3.2007				
Αξία κτήσεως	57.698	19.063	149.290	226.051
Συσσωρευμένες αποσβέσεις	-	(7.532)	(102.835)	(110.367)
1.4.2007-31.12.2007				
Αναπόσβεστη αξία 1.4.2007	57.698	11.531	46.455	115.684
Συναλλαγματικές διαφορές	310	253	(154)	409
Προσθήκες	-	5.290	30.460	35.750
Διαθέσεις	-	-	(528)	(528)
Μεταφορές	-	-	268	268
Προσθήκες από εταιρείες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2007	-	1.333	-	1.333
Αποσβέσεις περιόδου	-	(2.664)	(15.755)	(18.419)
Αναπόσβεστη αξία 31.12.2007	58.008	15.743	60.746	134.497
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	58.008	25.785	181.273	265.066
Συσσωρευμένες αποσβέσεις	-	(10.042)	(120.527)	(130.569)
1.1.2008-31.3.2008				
Αναπόσβεστη αξία 1.1.2008	58.008	15.743	60.746	134.497
Συναλλαγματικές διαφορές	(1.989)	(310)	(217)	(2.516)
Προσθήκες	5	-	6.352	6.357
Λοιπές μεταφορές	-	(3.358)	3.363	5
Αποσβέσεις περιόδου	-	(831)	(5.688)	(6.519)
Αναπόσβεστη αξία 31.3.2008	56.024	11.244	64.556	131.824
Υπόλοιπα την 31.3.2008				
Αξία κτήσεως	56.024	21.582	190.431	268.037
Συσσωρευμένες αποσβέσεις	-	(10.338)	(125.875)	(136.213)

10. Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

Στα στοιχεία Ενεργητικού προς πώληση περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 56.490 (31.12.2007: € 55.221).

β. Λοιπά

Την 28.03.2008 η Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε μεταβίβασε τις μετοχές της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε, ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort (σημ. 19β).

Τα Στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω μονάδας, κατά την 31.12.2007, είχαν καταχωρηθεί στους λογαριασμούς Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση και είχαν ως εξής:

Στοιχεία Ενεργητικού προς πώληση	**31.12.2007**
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	38
Δάνεια και απαιτήσεις κατά πελατών	1.336
Υπεραξία και λοιπά άυλα πάγια	9
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	29.745
Αναβαλλόμενες φορολογικές απαιτήσεις	3.319
Λοιπά στοιχεία Ενεργητικού	277
Σύνολο	**34.724**

Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	39
Αναβαλλόμενες φορολογικές υποχρεώσεις	308
Λοιπές υποχρεώσεις	970
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	266
Σύνολο	**1.583**

Υποχρεώσεις

11. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Βραχυπρόθεσμα Χρεόγραφα (ECP)	
Υπόλοιπο 1.1.2008	**-**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Νέες εκδόσεις[1]	795.675
Λήξεις/Ανακλήσεις	(230.000)
Δεδουλευμένοι τόκοι	4.374
Συναλλαγματικές διαφορές	(90)
Υπόλοιπο 31.3.2008	**569.959**
Κοινά ομολογιακά δάνεια	
Υπόλοιπο 1.1.2008	**14.296.007**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Νέες εκδόσεις[2]	894.559
(Αγορές)/πωλήσεις εταιριών Ομίλου	(323.343)
Λήξεις/Ανακλήσεις	(1.312.749)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	8.949
Δεδουλευμένοι τόκοι	4.207
Συναλλαγματικές διαφορές	(15.177)
Υπόλοιπο 31.3.2008	**13.552.453**
Δάνεια μειωμένης εξασφαλίσεως	
Υπόλοιπο 1.1.2008	**1.228.888**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Νέες εκδόσεις	-
(Αγορές)/πωλήσεις εταιριών Ομίλου	28.770
Λήξεις/Ανακλήσεις[3]	(100.000)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	(3.456)
Δεδουλευμένοι τόκοι	(2.163)
Συναλλαγματικές διαφορές	8.825
Υπόλοιπο 31.3.2008	**1.160.864**
Γενικό σύνολο	**15.283.276**

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό «Υποχρεώσεις προς πελάτες» ποσό € 6.531.750 (31.12.2007: € 6.335.598). Έτσι το υπόλοιπο κατά την 31.3.2008, του λογαριασμού «Ομολογίες εκδόσεως μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις», διαμορφώθηκε σε € 8.751.526 (31.12.2007: € 9.189.297)

(1) Η Τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρω εμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους € 5 δισ. Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 ημέρα έως και 364 μέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ, της λίρας Αγγλίας, του φράγκου Ελβετίας, του γιεν Ιαπωνίας, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλόμενων. Το υπόλοιπο των εν λόγω τίτλων την 31.3.2008 ανήρχετο σε € 567,7 εκατ. και USD 3,5 εκατ.

Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε, κατά μέσο όρο, από 9 μονάδες βάσης έως 25 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.

Το περιθώριο της εκδόσεως σε δολάρια ΗΠΑ διαμορφώθηκε σε 14 μονάδες βάσης πάνω από το Libor 6 μηνών.

(2) Οι νέες κοινές ομολογιακές εκδόσεις φέρουν κυμαινόμενο επιτόκιο Euribor με περιθώριο, από -10 μονάδες βάσης μέχρι και 50 μονάδες βάσης, ανάλογα με την διάρκεια της έκδοσης.

(3) Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.

12. Προβλέψεις

	31.3.2008	31.12.2007
Ασφαλιστικές	41.109	41.561
Για την κάλυψη του πιστωτικού κινδύνου	57.498	45.929
Λοιπές	7.364	8.445
Σύνολο	**105.971**	**95.935**

α. Ασφαλιστικές προβλέψεις

Γενικές ασφαλίσεις	31.3.2008	31.12.2007
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	5.229	4.643
Προβλέψεις για εκκρεμείς αποζημιώσεις	6.168	5.780
Σύνολο	**11.397**	**10.423**
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	6.624	6.992
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.106	1.325
Σύνολο	**7.730**	**8.317**
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**21.982**	**22.821**
Γενικό σύνολο	**41.109**	**41.561**

β. Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

Υπόλοιπο την 1.1.2007	**14.946**
Μεταβολές περιόδου 1.1 – 31.3.2007	
Αντιλογισμός σχηματισθείσης προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημ. 2)	(14.946)
Υπόλοιπο την 31.3.2007	-
Μεταβολές περιόδου 1.4 – 31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	45.929
Υπόλοιπο την 31.12.2007	**45.929**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημ. 2)	11.569
Υπόλοιπο την 31.3.2008	**57.498**

γ. Λοιπές προβλέψεις

Υπόλοιπο την 1.1.2007	**11.432**
Μεταβολές περιόδου 1.1 – 31.3.2007	
Προβλέψεις σε βάρος των αποτελεσμάτων	610
Χρησιμοποιηθείσες προβλέψεις	(13)
Συναλλαγματικές διαφορές	(726)
Υπόλοιπο την 31.3.2007	**11.303**
Μεταβολές περιόδου 1.4 – 31.12.2007	
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(3.505)
Χρησιμοποιηθείσες προβλέψεις	(5)
Συναλλαγματικές διαφορές	652
Υπόλοιπο την 31.12.2007	**8.445**
Μεταβολές περιόδου 1.1 – 31.3.2008	
Προβλέψεις σε βάρος των αποτελεσμάτων	1.769
Χρησιμοποιηθείσες προβλέψεις	(2.838)
Συναλλαγματικές διαφορές	(12)
Υπόλοιπο την 31.3.2008	**7.364**

Καθαρή θέση

13. Ίδιες μετοχές

Την 25.2.2008, πωλήθηκαν από την κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε., 10.080 μετοχές της Τραπέζης αξίας κτήσεως € 188 χιλ., σε τιμή διαθέσεως ευρώ είκοσι και ογδόντα λεπτά (€ 20,8) ανά μετοχή.

Επίσης κατά το χρονικό διάστημα 1.1 – 31.3.2008, η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη σε αγορά 8.123.677 μετοχών, που αντιστοιχούσε σε ποσοστό 1,98% του μετοχικού της κεφαλαίου, με αξία κτήσεως € 167.551 χιλ. (ήτοι € 20,63 ανά μετοχή).

Πρόσθετες πληροφορίες

14. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη € 3,7 εκατ. για επίδικες ή υπό διαιτησία διαφορές.

β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors Α.Ε. και Καφέ Alpha Α.Ε. έχουν ελεγχθε φορολογικά έως και τη χρήση 2005. Η Alpha Bank Romania S.A έχει ελεγχθεί φορολογικά έως και τη χρήση 2006. Στις εταιρίες Alpha Finance Α.Ε.Π.Ε.Υ. και Alpha Leasing Α.Ε. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003-2006 και 2005-2006 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων από τον Όμιλο έχουν ως εξής:

	31.3.2008	31.12.2007
- εντός του έτους	38.667	30.894
- πέραν του έτους και μέχρι πέντε έτη	104.758	92.662
- πέραν των πέντε ετών	86.139	79.219
Σύνολο	**229.564**	**202.775**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων από τον Όμιλο έχουν ως εξής:

	31.3.2008	31.12.2007
- εντός του έτους	5.611	6.017
- πέραν του έτους και μέχρι πέντε έτη	20.895	22.806
- πέραν των πέντε ετών	7.499	9.177
Σύνολο	**34.005**	**38.000**

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.3.2008	31.12.2007
Ενέγγυες πιστώσεις	199.705	48.014
Εγγυητικές επιστολές	4.692.890	4.835.271
Μη αντληθέντα πιστωτικά όρια	18.609.152	17.573.361
Σύνολο	**23.501.747**	**22.456.646**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	31.3.2008	31.12.2007
Δάνεια πελατών	800.490	800.490
Αξιόγραφα επενδυτικού χαρτοφυλακίου	160.000	160.000
Σύνολο	**960.490**	**960.490**

Η Τράπεζα έχει ενεχυριάσει στην Τράπεζα της Ελλάδος δάνεια πελατών της, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθμ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίηση της με την Πράξη του ιδίου συμβουλίου αριθμ.61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, από την 1.1.2007, ως ασφάλειες για την διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.) και τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

15. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.3.2008	31.12.2007
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	100,00
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,99
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. AEF European Capital Investments B.V.	Ολλανδία	-	100,00
Asset Management			
1. Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
2. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
3. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
4. Alphalife A.A.E.Z	Ελλάδα	100,00	100,00
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	84,82	84,10
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	95,67	94,81
3. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	84,82	84,10
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	84,82	84,10
6. Τουριστικά Θέρετρα Α.Ε.	Ελλάδα	-	94,81
7. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	84,82	84,10
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investments Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	100,00
Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
6. Καφέ Alpha A.E.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών Α.Ε.	Ελλάδα	100,00	100,00

β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	60,10	60,10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Τουρκία	50,00	50,00
5. APE Investment Property S.A	Ελλάδα	67,42	67,42

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance US Corporation με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

16.Πληροφόρηση κατά τομέα

(Ποσά σε εκατ. Ευρώ)

1.1 - 31.3.2008

		Επιχειρηματικοί τομείς					
	Όμιλος	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management /insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	442,0	271,4	82,8	4,3	7,8	73,9	1,8
Προμήθειες	115,3	41,1	20,6	19,1	12,7	22,2	(0,4)
Λοιπά έσοδα	33,7	3,0	1,6	0,4	7,2	15,0	6,5
Σύνολο εσόδων	**591,0**	**315,5**	**105,0**	**23,8**	**27,7**	**111,1**	**7,9**
Σύνολο εξόδων	**(263,5)**	**(141,3)**	**(29,2)**	**(13,0)**	**(10,0)**	**(59,2)**	**(10,8)**
Απομειώσεις	(67,6)	(48,8)	(9,8)	-	-	(9,0)	-
Κέρδη πριν το φόρο εισοδήματος	**259,9**	**125,4**	**66,0**	**10,8**	**17,7**	**42,9**	**(2,9)**
Φόρος εισοδήματος	(54,8)						
Κέρδη από διακοπτόμενες δραστηριότητες	-						
Κέρδη μετά το φόρο εισοδήματος	**205,1**						

1.1 - 31.3.2007

		Επιχειρηματικοί τομείς					
	Όμιλος	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management /insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	362,1	228,8	70,6	4,0	8,7	48,0	2,0
Προμήθειες	107,5	37,8	21,0	22,5	10,2	16,1	(0,1)
Λοιπά έσοδα	50,1	5,2	1,3	4,6	8,9	11,2	18,9
Σύνολο εσόδων	**519,7**	**271,8**	**92,9**	**31,1**	**27,8**	**75,3**	**20,8**
Σύνολο εξόδων	**(233,5)**	**(132,4)**	**(27,0)**	**(13,6)**	**(8,5)**	**(42,1)**	**(9,9)**
Απομειώσεις	(62,4)	(23,9)	(29,8)	-	-	(8,6)	(0,1)
Κέρδη πριν το φόρο εισοδήματος	**223,8**	**115,5**	**36,1**	**17,5**	**19,3**	**24,6**	**10,8**
Φόρος εισοδήματος	(49,2)						
Κέρδη από διακοπτόμενες δραστηριότητες	81,8						
Κέρδη μετά το φόρο εισοδήματος	**256,4**						

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων.
Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα χρηματοδοτικής μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες προεξόφλησης επιχειρηματικών απαιτήσεων μέσω της θυγατρικής εταιρίας ABC Factors A.E..

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, και της θυγατρικής εταιρίας Alpha Asset Management Α.Ε.Δ.Α.Κ. Επίσης, περιλαμβάνονται οι προμήθειες της από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, τα οποία παρέχονται, προς ιδιώτες και επιχειρήσεις, μέσω της ΑΧΑ Ασφαλιστικής, η οποία είναι το διάδοχο σχήμα της πρώην θυγατρικής εταιρείας Alpha Ασφαλιστική Α.Ε.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance Α.Ε.Π.Ε.Υ., Alpha Επενδυτικών Συμμετοχών Α.Ε.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του Ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και έσοδα και έξοδα της Τραπέζης, που δεν σχετίζονται με τη λειτουργική της δραστηριότητα.

17. Κεφαλαιακή επάρκεια

Η κεφαλαιακή επάρκεια του Ομίλου εποπτεύεται από την Τράπεζα της Ελλάδος προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει ο Όμιλος.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία II) που ενσωματώθηκε στο Ελληνικό Δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την τυποποιημένη μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	31.3.2008	31.12.2007
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	38.775	39.950
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	447	553
Σταθμισμένο Ενεργητικό από λειτουργικό κίνδυνο	3.066	-
Συνολικό σταθμισμένο Ενεργητικό	42.288	40.503
Κύρια βασικά κεφάλαια (Upper tier I)	3.029	3.137
Βασικά κεφάλαια (Tier I)	3.785	3.890
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.856	5.043
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,2%	7,7%
Δείκτης βασικών κεφαλαίων (Tier I)	9,0%	9,6%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**11,5%**	**12,5%**

18. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών του και των πλησιέστερων συγγενικών τους προσώπων και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.3.2008	**31.12.2007**
Δάνεια	41.570	39.951
Καταθέσεις	41.765	43.523
Ομολογίες εκδόσεώς μας	7.675	9.009
Εγγυητικές επιστολές	99	83

	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Τόκοι και εξομοιούμενα έσοδα	392	19
Τόκοι και εξομοιούμενα έξοδα	580	424

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.3.2008	**31.12.2007**
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	231	277
Σύνολο	**231**	**277**
Παθητικό		
Υποχρεώσεις προς πελάτες	2	26
Σύνολο	**2**	**26**

	Από 1 Ιανουαρίου έως	
	31.3.2008	**31.3.2007**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	5	12
Σύνολο	**5**	**12**
Έξοδα		
Λοιπά έξοδα	639	-
Σύνολο	**639**	**-**

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα του πρώτου τριμήνου του 2008, ανέρχονται σε € 2.692 (Α' τρίμηνο 2007: € 2.587).

19. Πωλήσεις θυγατρικών εταιριών και λοιπά εταιρικά γεγονότα

α. Στο πλαίσιο εφαρμογής του Ν.3606/2007, ο οποίος αποτελεί ενσωμάτωση στην ελληνική νομοθεσία της οδηγίας MiFID (2004/2007) του Ευρωπαϊκού Κοινοβουλίου και κατόπιν σχετικής αποφάσεως της από 14.12.2007 εκτάκτου γενικής συνελεύσεως της εταιρίας Alpha Finance Α.Χ.Ε.Π.Ε.Υ. η επωνυμία της τροποποιήθηκε σε Alpha Finance Ανώνυμη Εταιρία Παροχής Επενδυτικών Υπηρεσιών και ο διακριτικός τίτλος της από Alpha Finance σε Alpha Finance Α.Ε.Π.Ε.Υ. Οι τροποποιήσεις αυτές εγκρίθηκαν από το Υπουργείο Αναπτύξεως την 11.2.2008.

β. Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση του συνόλου των μετοχών της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort. Οι μετοχές μεταβιβάστηκαν κατά 50% στην «Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε.» και κατά 50% στην εταιρία «Πλάκα Α.Ε.». Εκ της πωλήσεως προέκυψε κέρδος για τον Όμιλο € 1,5 εκατ.

γ. Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investments B.V. Εκ της εκκαθαρίσεως δεν προέκυψε κέρδος στον Όμιλο.

20. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Η Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2008, αποφάσισε μεταξύ άλλων και τα εξής:

- τη διανομή μερίσματος € 0,90 ανά μετοχή για τη χρήση 2007.
- την έναρξη προγράμματος αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2008 - Απριλίου 2010, μέχρι του ποσού που αντιστοιχεί στο 5% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου.
- την αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά το ποσό των € 328,8 εκατ. δια της κεφαλαιοποιήσεως της διαφοράς από έκδοση μετοχών υπέρ το άρτιον ποσού € 184 εκατ. και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού € 144,8 εκατ. με αύξηση της ονομαστικής αξίας των υφιστάμενων μετοχών από € 3,90 σε € 4,70 ανά μετοχή. Το Υπουργείο Αναπτύξεως ενέκρινε με την υπ' αριθ. Κ2-5168/22.4.2008 απόφασή του, την τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης, περί μετοχικού κεφαλαίου, συνεπεία αυξήσεώς του. Έτσι, το μετοχικό κεφάλαιο της Τραπέζης ανέρχεται πλέον σε € 1.931.590.264,40 διαιρούμενο σε 410.976.652 μετοχές, ονομαστικής αξίας € 4,70 εκάστης.

β. Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης OJSC Astra Bank έναντι ποσού € 10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

γ. Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144Α (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου.

Αθήναι, 27 Μαΐου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT 31.3.2008

(In accordance with the International Accounting Standard 34)

ATHENS
MAY 27, 2008

TABLE OF CONTENTS

INTERIM CONSOLIDATED INCOME STATEMENT

(Thousands of Euro)

	Note	From 1 January to 31.3.2008	31.3.2007
Interest and similar income		1,004,841	765,091
Interest expense and similar charges		(562,857)	(402,952)
Net interest income		441,984	362,139
Fee and commission income		124,441	116,268
Commission expense		(9,163)	(8,800)
Net fee and commission income		115,278	107,468
Dividend income		247	383
Gains less losses on financial transactions		17,068	29,928
Other income		16,316	19,789
		33,631	50,100
Total income		**590,893**	**519,707**
Staff costs		(139,285)	(127,305)
General administrative expenses		(103,188)	(88,652)
Depreciation and amortization expenses	7,8,9	(20,282)	(16,867)
Other expenses		(783)	(665)
Total expenses		**(263,538)**	**(233,489)**
Impairment losses and provisions for credit risk	2	(67,584)	(62,383)
Share of profit/(loss) of associates		106	(44)
Profit before income tax		**259,877**	**223,791**
Income tax	3	(54,748)	(49,209)
Profit after income tax from continuing operations		**205,129**	**174,582**
Profit after income tax from discontinued operations	4	-	81,797
Profit after income tax		**205,129**	**256,379**
Profits attributable to:			
Equity holders of the Bank		**205,031**	**256,140**
Minority interest		98	239
Earnings per share:	5		
From continuing and discontinued operations			
Basic (€)		0.50	0.63
Diluted (€)		0.50	0.63
From continuing operations			
Basic (€)		0.50	0.43
Diluted (€)		0.50	0.43

The attached notes (pages 9 to 31) form an integral part of these interim financial statements.

INTERIM CONSOLIDATED BALANCE SHEET

(Thousands of Euro)

	Note	31.3.2008	31.12.2007
ASSETS			
Cash and balances with Central Banks		2,159,717	3,263,612
Due from banks		3,996,914	3,509,696
Financial assets at fair value through profit or loss		95,932	266,047
Derivative financial assets		377,725	383,432
Loans and advances to customers	6	44,372,719	42,072,071
Investment securities			
- Available for sale		3,331,743	3,156,901
Investments in associates		5,416	5,320
Investment property	7	72,830	73,560
Property, plant and equipment	8	1,188,843	1,173,275
Goodwill and other intangible assets	9	131,824	134,497
Deferred tax assets		170,695	170,257
Other assets		453,692	385,676
		56,358,050	54,594,344
Non-current assets held for sale	10	56,490	89,945
Total Assets		**56,414,540**	**54,684,289**
LIABILITIES			
Due to banks		5,281,243	4,437,736
Derivative financial liabilities		471,336	384,139
Due to customers (including debt securities in issue)		35,985,854	34,665,158
Debt securities in issue held by institutional investors and other borrowed funds	11	8,751,526	9,189,297
Liabilities for current income tax and other taxes		163,065	158,797
Deferred tax liabilities		124,245	94,807
Employee defined benefit obligations		42,640	42,019
Other liabilities		1,257,473	1,323,554
Provisions	12	105,971	95,935
		52,183,353	50,391,442
Liabilities related to non-current assets held for sale	10	-	1,583
Total Liabilities		**52,183,353**	**50,393,025**
EQUITY			
Equity attributable to equity holders of the Bank			
Share capital		1,602,809	1,602,809
Share premium		184,033	184,033
Reserves		396,189	445,662
Retained earnings		1,296,902	1,138,195
Treasury shares	13	(167,551)	(188)
		3,312,382	**3,370,511**
Minority interest		**31,243**	**32,859**
Hybrid securities		**887,562**	**887,894**
Total Equity		**4,231,187**	**4,291,264**
Total Liabilities and Equity		**56,414,540**	**54,684,289**

The attached notes (pages 9 to 31) form an integral part of these interim financial statements.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2007	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Changes in equity for the period 1.1-31.3.2007									
Net change in fair value of available for sale securities			3,512			3,512			3,512
Net change in fair value of available for sale securities transferred to income statement from sales			95,345			95,345			95,345
Exchange differences on translating foreign operations			(2,080)			(2,080)			(2,080)
Net income recognized directly in equity			96,777			96,777			96,777
Net income for the period after tax				256,140		256,140	239		256,379
Total			**96,777**	**256,140**		**352,917**	**239**		**353,156**
Purchases, sales and change of ownership interests in subsidiaries				47		47	(4,753)		(4,706)
(Purchases)/sales of treasury shares and hybrid securities				(15,178)	(29,094)	(44,272)		58,305	14,033
Recognition of employee share options			1,181			1,181			1,181
Dividends distributed to equity holders of the Bank and minority interest							(1,077)		(1,077)
Dividends paid to hybrid securities holders				(37,267)		(37,267)			(37,267)
Transfer to statutory reserve			625	(625)					
Other				(1,085)		(1,085)			(1,085)
Balance 31.3.2007	**1,591,286**	**127,961**	**447,704**	**888,050**	**(43,747)**	**3,011,254**	**38,689**	**887,959**	**3,937,902**

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.4.2007	**1,591,286**	**127,961**	**447,704**	**888,050**	**(43,747)**	**3,011,254**	**38,689**	**887,959**	**3,937,902**
Changes in equity for the period 1.4-31.12.2007									
Net change in fair value of available for sale securities			(42,125)			(42,125)			(42,125)
Net change in fair value of available for sale securities transferred to income statement from sales			27,709			27,709			27,709
Exchange differences on translating foreign operations			2,148			2,148			2,148
Net income recognized directly in equity			(12,268)			(12,268)			(12,268)
Net income for the period after tax				593,895		593,895	812		594,707
Total			**(12,268)**	**593,895**		**581,627**	**812**		**582,439**
Purchases, sales and change of ownership interests in subsidiaries				(3,660)		(3,660)	(6,642)		(10,302)
(Purchases)/sales of treasury shares and hybrid securities				(3,019)	43,559	40,540		(65)	40,475
Recognition of employee share options			18,306			18,306			18,306
Exercise of employee share options		25,477	(25,477)						
Issue of new shares due to share options exercise	11,523	30,595				42,118			42,118
Dividends distributed to equity holders of the Bank and minority interest				(304,421)		(304,421)			(304,421)
Dividends paid to hybrid securities holders				(15,729)		(15,729)			(15,729)
Transfer to statutory reserve			(36,827)	36,827					
Transfer to statutory reserve			54,224	(54,224)					
Other				476		476			476
Balance 31.12.2007	**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2008	**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**
Changes in equity for the period 1.1-31.3.2008									
Net change in fair value of available for sale securities			(35,193)			(35,193)			(35,193)
Net change in fair value of available for sale securities transferred to income statement from sales			84			84			84
Exchange differences on translating foreign operations			(14,962)	(765)		(15,727)			(15,727)
Net income recognized directly in equity			(50,071)	(765)		(50,836)			(50,836)
Net income for the period after tax				205,031		205,031	98		205,129
Total			**(50,071)**	**204,266**		**154,195**	**98**		**154,293**
Purchases, sales and change of ownership interests in subsidiaries				(2,736)		(2,736)	(1,182)		(3,918)
(Purchases)/sales of treasury shares and hybrid securities				(29)	(167,363)	(167,392)		(332)	(167,724)
Dividends distributed to equity holders of the Bank and minority interest							(532)		(532)
Dividends paid to hybrid securities holders				(41,640)		(41,640)			(41,640)
Transfer to statutory reserve			598	(598)					
Other				(556)		(556)			(556)
Balance 31.3.2008	**1,602,809**	**184,033**	**396,189**	**1,296,902**	**(167,551)**	**3,312,382**	**31,243**	**887,562**	**4,231,187**

The attached notes (pages 9 to 31) form an integral part of these interim financial statements.

INTERIM CONSOLIDATED CASH FLOW STATEMENT

	Note	(Thousands of Euro) From 1 January to 31.3.2008	31.3.2007
Cash flows from operating activities			
Profit before tax		259,877	223,791
Adjustments for:			
Depreciation of property, plant and equipment	7,8	13,763	11,564
Amortization of intangible assets	9	6,519	5,303
Impairment losses from loans and provisions		63,696	64,657
Other adjustments		(5,574)	1,182
(Gains)/losses from investing activities		(2,737)	(8,970)
(Gains)/losses from financing activities		10,084	47,583
Share of (profit)/loss of associates		(106)	44
		345,522	**345,154**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		282,513	(771,047)
Financial assets at fair value through profit or loss and derivative financial assets		175,822	(11,896)
Loans and advances to customers		(2,396,139)	(1,704,085)
Other assets		(67,929)	(25,147)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		843,507	(1,902,157)
Derivative financial liabilities		87,197	108,990
Due to customers		943,651	3,730,340
Other Liabilities		(596)	55,057
Net cash flows from operating activities before taxes		213,548	(174,791)
Income taxes and other taxes paid		(19,688)	(10,402)
Net cash flows from continuing operating activities		**193,860**	**(185,193)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(2,615)	(4,824)
Proceeds from sale of investments in subsidiaries and associates		1,694	-
Dividends received		394	383
Purchase of property, plant and equipment		(42,550)	(27,159)
Disposal of property, plant and equipment		2,636	13,036
Net (increase)/decrease in investment securities		(219,419)	3,762,205
Net cash flows from continuing investing activities		**(259,860)**	**3,743,641**
Cash flows from financing activities			
Dividends paid		(395)	(1,406)
(Purchase)/sale of treasury shares		(173,254)	(29,094)
Proceeds from the issue of loans		-	503,762
Repayment of loans		(38,102)	(300,000)
(Purchases)/sales of hybrid securities		(361)	73,483
Dividends paid to hybrid securities holders		(41,640)	(37,267)
Net cash flows from continuing financing activities		**(253,752)**	**209,478**
Effect of exchange rate fluctuations on cash and cash equivalents		(14,962)	(2,081)
Net increase/(decrease) in cash and cash equivalents from continuing activities		**(334,714)**	**3,765,845**
Net cash flows from discontinued operating activities			
Net cash flows from discontinued investing activities		-	160,700
Net cash flows from discontinued financing activities			
Net increase/(decrease) in cash and cash equivalents from discontinued activities		**-**	**160,700**
Cash and cash equivalents at the beginning of the period		**3,792,031**	**4,575,831**
Cash and cash equivalents at the end of the period		**3,457,317**	**8,502,376**

The attached notes (pages 9 to 31) form an integral part of these interim financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

General Information

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Banking
- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, register number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in General Meeting.

In accordance with article 4 of the articles of incorporation, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, elected by the Shareholders' General Meeting on 19 April 2005, ends in 2010. The General Shareholders' Meeting held on 3 April 2008 decided to increase the number of the Board of Directors members from 14 to 15, as accounted for in the Bank's articles of incorporation. The General Shareholders' Meeting elected Mrs. Ioanna E. Papadopoulou as a non-executive member. The Board of Directors as at 31 March 2008 consist of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)

Minas G. Tanes***(On 3 April 2008 elected as a non-executive independent member by the Shareholders' Meeting)

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis * (On 3 April 2008 elected as a non-executive independent member by the Shareholders' Meeting)

Sophia G. Eleftheroudaki

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos I. Kaloussis */***
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi-annual and year end financial statements are:

Principal Auditors:	Marios T. Kyriacou Nikolaos E. Vouniseas
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925.

As at 31 March 2008 Alpha Bank was ranked fifth in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 March 2008 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first quarter of 2008 amounted to an average of 1,686,419 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 27 May 2008.

Accounting policies applied

1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 31 March 2008 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

-Financial assets at fair value through profit or loss

-Derivative financial instruments

-Available for sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies, applied by the Group in the condensed interim financial statements as at 31 March 2008, are consistent with those stated in the published financial statements for the year ended 31 December 2007 after taking into account the interpretation 11 *"IFRS 2- Group and Treasury Share Transactions"*, issued by the International Accounting Standards Board (IASB), adopted by the European Union and effective for annual periods beginning on or after 1.1.2008. The adoption of this interpretation did not have a substantial impact on the Group's financial statements.

The adoption by the European Union, by 31 December 2008, of new standards, interpretations or amendments which have been issued or may be issued during the year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption for periods beginning on or after 1 January 2008, may retrospectively affect the periods presented in these interim financial statements.

Income statement

2. Impairment losses and provisions for credit risk

	From 1 January to	
	31.3.2008	31.3.2007
Impairment losses on loans and advances to customers	56,309	80,735
Reversals of impairment losses from due from banks	(14)	(14)
Provisions to cover credit risk relating to off balance sheet items	11,569	(14,946)
Recoveries	(280)	(3,392)
Total	**67,584**	**62,383**

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for 2007 and thereafter.

It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.3.2008	31.3.2007
Current tax	23,956	36,735
Deferred tax	30,792	12,474
Total	**54,748**	**49,209**

In accordance with article 26 of Law 3634/2008 tax is imposed, at the current tax rate (25%), on profits of banks which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2008	31.3.2007
Depreciation and fixed asset write-offs	1,171	3,008
Valuation of loans	14,221	(2,224)
Suspension of interest accruals	9,125	7,167
Loans impairment	5,498	(407)
Employee defined benefit obligations	(149)	134
Liabilities to E.T.A.T	15,551	-
Valuation of derivatives	(15,953)	565
Effective interest rate	2,277	368
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(1,473)	3,217
Valuation of bonds	2,038	-
Valuation of shares	(4,779)	-
Carry forward of unused tax losses	(196)	(323)
Other temporary differences	3,461	969
Total	**30,792**	**12,474**

Reconciliation of effective and current tax rate:

	From 1 January to			
	31.3.2008		31.3.2007	
Profit before tax	**%**	**259,877**	**%**	**223,791**
Income tax	23.48*	61,025	20.87*	46,716
Increase/(decrease) due to:				
Additional tax on rental income of fixed assets	0.04	102	0.23	507
Non taxable income	(0.46)	(1,199)	(2.98)	(6,670)
Non deductible expenses	1.07	2,763	0.91	2,044
Other temporary differences	(3.06)	(7,943)	2.96	6,612
Income tax (effective tax rate)	**21.07**	**54,748**	**21.99**	**49,209**

* The applicable income tax rate is 23.48% for 2008 and 20.87% for 2007, and it represents the weighted average of nominal tax rate based on the nominal income tax rate and the profit before tax of each Group's subsidiaries.

4. Profit after tax from discontinued operations

On 23 March 2007, the sale of 99.57% of the shares of the subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA have also signed a long term exclusive bankassurance agreement for the distribution of AXA products through Alpha Bank's extensive branch network.

The results of Alpha Insurance A.E. which had been classified as a discontinued operation for the period 1.1.2007 up to 23.3.2007 and the profit from the sale are included in caption "profit after tax from discontinued operations" and are analyzed as follows:

	From 1 .1 to 31.3.2007
Net interest income	860
Net fee and commission income	409
Other income (premiums etc)	3,573
Total income	**4,842**
Staff costs	(2,338)
General administrative expenses	(1,583)
Depreciation and amortization expenses	(239)
Total expenses	**(4,160)**
Profit/(losses) before income tax	**682**
Income tax	(421)
Profit/(losses) after income tax	**261**
Profit from the disposal of Alpha Insurance A.E.	**81,536**
Profit after income tax from discontinued operations	**81,797**

5. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held by the companies of the Group, during the period.

	From 1 January to	
	31.3.2008	31.3.2007
Profit attributable to equity holders of the Bank from continuing and discontinued operations	205,031	256,140
Weighted average number of outstanding ordinary shares	407,198,154	406,828,683
Basic earnings per share from continuing and discontinued operations (in €)	0.50	0.63

	From 1 January to	
	31.3.2008	31.3.2007
Profit attributable to equity holders of the Bank from continuing operations	205,031	174,343
Weighted average number of outstanding ordinary shares	407,198,154	406,828,683
Basic earnings per share from continuing operations (in €)	0.50	0.43

b.Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program which were exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and dilutive earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.3.2008	31.3.2007
Profit attributable to equity holders of the Bank from continuing and discontinued operations	205,031	256,140
Weighted average number of outstanding ordinary shares	407,198,154	406,828,683
Adjustment for share options	-	753,136
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,198,154	407,581,819
Diluted earnings per share from continuing and discontinued operations (in €)	0.50	0.63

	From 1 January to	
	31.3.2008	**31.3.2007**
Profit attributable to equity holders of the Bank from continuing operations	205,031	174,343
Weighted average number of outstanding ordinary shares	407,198,154	406,828,683
Adjustment for share options	-	753,136
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,198,154	407,581,819
Diluted earnings per share from continuing operations (in €)	0.50	0.43

Assets

6. Loans and advances to customers

	31.3.2008	31.12.2007
Individuals:		
Mortgages	11,838,915	11,186,669
Consumer	3,848,114	3,606,631
Credit cards	1,134,205	1,092,863
Other	125,855	146,762
Total	**16,947,089**	**16,032,925**
Companies:		
Corporate loans	26,236,071	24,771,065
Leasing	1,370,512	1,338,340
Factoring	439,491	532,640
Total	**28,046,074**	**26,642,045**
Receivables from insurance and re-insurance activities	**10,486**	**9,494**
Other receivables	**212,636**	**228,201**
	45,216,285	**42,912,665**
Less:		
Allowance for impairment losses *	(843,566)	(840,594)
Grand Total	**44,372,719**	**42,072,071**

The financial lease receivables are analyzed as follows:

	31.3.2008	31.12.2007
Up to 1 year	408,434	398,360
From 1 year up to 5 years	694,702	675,630
More than 5 years	801,593	829,707
	1,904,729	**1,903,697**
Unearned finance income	(534,217)	(565,357)
Total	**1,370,512**	**1,338,340**

The net amount of finance leases is analyzed as follows:

	31.3.2008	31.12.2007
Up to 1 year	327,555	316,096
From 1 year up to 5 years	481,196	456,249
More than 5 years	561,761	565,995
Total	**1,370,512**	**1,338,340**

* In addition to the allowance for impairment losses, an additional provision of € 57,498 (31.12.2007 € 45,929) has been recorded to cover credit risk relating to off-balance sheet items as mentioned in note 12. The total provision recorded to cover credit risk amounts to € 901,064 (31.12.2007: € 886,523).

7. Investment property

	Land and Buildings
Balance 1.1.2007	
Cost	34,948
Accumulated depreciation	(3,430)
Net book value 1.1.2007	31,518
1.1.2007-31.3.2007	
Net book value 1.1.2007	31,518
Foreign exchange differences	(65)
Additions	17
Disposals	(453)
Reclassifications	16,119
Depreciation charge for the period	(134)
Net book value 31.3.2007	47,002
Balance 31.3.2007	
Cost	51,399
Accumulated depreciation	(4,397)
1.4.2007-31.12.2007	
Net book value 1.4.2007	47,002
Foreign exchange differences	30
Additions	26,585
Disposals	(27)
Reclassifications	509
Depreciation charge for the period	(539)
Net book value 31.12.2007	73,560
Balance 31.12.2007	
Cost	78,526
Accumulated depreciation	(4,966)
1.1.2008-31.3.2008	
Net book value 1.1.2008	73,560
Foreign exchange differences	(246)
Additions	124
Reclassification to «Property, plant and equipment»	(444)
Depreciation charge for the period	(164)
Net book value 31.3.2008	72,830
Balance 31.3.2008	
Cost	77,775
Accumulated depreciation	(4,945)

8. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2007				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)
Net book value 1.1.2007	848,471	2,092	85,433	935,996
1.1.2007-31.3.2007				
Net book value 1.1.2007	848,471	2,092	85,433	935,996
Foreign exchange differences	(444)	16	(36)	(464)
Additions	11,011	828	8,602	20,441
Disposals	(1,521)		(4,217)	(5,738)
Reclassification to «Investment property»	(16,119)			(16,119)
Other reclassifications			(1)	(1)
Depreciation charge for the period	(4,912)	(148)	(6,370)	(11,430)
Net book value 31.3.2007	836,486	2,788	83,411	922,685
Balance 31.3.2007				
Cost	1,049,276	4,686	365,387	1,419,349
Accumulated depreciation	(212,790)	(1,898)	(281,976)	(496,664)
1.4.2007-31.12.2007				
Net book value 1.4.2007	836,486	2,788	83,411	922,685
Foreign exchange differences	(1,225)	(89)	(499)	(1,813)
Additions	53,703	919	29,246	83,868
Disposals	(3,914)		2,868	(1,046)
Additions from companies consolidated for first time in 2007	145,909		23,346	169,255
Reclassification to «Investment property»	(509)			(509)
Reclassification from «Non-current assets held for sale» (2)	42,405			42,405
Reclassification to «Software»			(268)	(268)
Depreciation charge for the period (1)	(19,493)	(546)	(21.263)	(41,302)
Net book value 31.12.2007	1,053,362	3,072	116,841	1,173,275
Balance 31.12.2007				
Cost	1,283,906	5,414	414,199	1,703,519
Accumulated depreciation	(230,544)	(2,342)	(297,358)	(530,244)
1.1.2008-31.3.2008				
Net book value 1.1.2008	1,053,362	3,072	116,841	1,173,275
Foreign exchange differences	(2,508)	(95)	(848)	(3,451)
Additions	20,311		13,148	33,459
Disposals	(10)	(939)	(331)	(1,280)
Reclassification from «Investment property»	444			444
Other reclassifications		(77)	72	(5)
Depreciation charge for the period	(6,030)	(69)	(7,500)	(13,599)
Net book value 31.3.2008	1,065,569	1,892	121,382	1,188,843
Balance 31.3.2008				
Cost	1,300,911	3,177	425,407	1,729,495
Accumulated depreciation	(235,342)	(1,285)	(304,025)	(540,652)

(1) The depreciation charge for the period 1.4 -31.12.2007 does not include an amount of € 1.1 million that concerns to Hilton Rhodes Resort which was classified as "Non current assets held for sale" (note 10).

(2) Property, plant and equipment amounting to € 42.4 million was reclassified from "Non current assets held for sale" due to Bank's decision for own use.

9. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2007				
Cost	58,344	19,221	144,745	222,310
Accumulated amortization		(6,812)	(98,360)	(105,172)
Net book value 1.1.2007	58,344	12,409	46,385	117,138
1.1.2007-31.3.2007				
Net book value 1.1.2007	58,344	12,409	46,385	117,138
Foreign exchange differences	(646)	(107)	(81)	(834)
Additions		50	5,024	5,074
Disposals			(392)	(392)
Reclassifications			1	1
Amortization charge for the period		(821)	(4,482)	(5,303)
Net book value 31.3.2007	57,698	11,531	46,455	115,684
Balance 31.3.2007				
Cost	57,698	19,063	149,290	226,051
Accumulated amortization		(7,532)	(102,835)	(110,367)
1.4.2007-31.12.2007				
Net book value 1.4.2007	57,698	11,531	46,455	115,684
Foreign exchange differences	310	253	(154)	409
Additions		5,290	30,460	35,750
Disposals			(528)	(528)
Reclassifications			268	268
Additions from companies consolidated for first time in 2007		1,333		1,333
Amortization charge for the period		(2,664)	(15,755)	(18,419)
Net book value 31.12.2007	58,008	15,743	60,746	134,497
Balance 31.12.2007				
Cost	58,008	25,785	181,273	265,066
Accumulated amortization		(10,042)	(120,527)	(130,569)
1.1.2008-31.3.2008				
Net book value 1.1.2008	58,008	15,743	60,746	134,497
Foreign exchange differences	(1,989)	(310)	(217)	(2,516)
Additions	5		6,352	6,357
Other reclassifications		(3,358)	3,363	5
Amortization charge for the period		(831)	(5,688)	(6,519)
Net book value 31.3.2008	56,024	11,244	64,556	131,824
Balance 31.3.2008				
Cost	56,024	21,582	190,431	268,037
Accumulated amortization		(10,338)	(125,875)	(136,213)

10. Non-current assets held for sale and related Liabilities

a. Fixed Assets

"Non current assets held for sale" include land, buildings and office equipment amounting to € 56,490 (31.12.2007: € 55,221).

b. Other

As at 28.3.2008 Ionian Hotel Enterprises A.E. transferred the shares of the subsidiary Tourist Resort A.E., which owns the Rhodes Hotel (note 19b).

The assets and liabilities of Hilton Rhodes Resort as at 31 December 2007 have been classified as "Non current assets held for sale" and "Liabilities related to non current assets held for sale" respectively and were as follows:

Non-current assets held for sale	**31.12.2007**
Cash and balances with Central Banks	38
Loans and advances to customers	1,336
Goodwill and other intangible assets	9
Property, plant and equipment	29,745
Deferred tax assets	3,319
Other assets	277
Total	**34,724**
Liabilities related to non-current assets held for sale	
Liabilities for current income tax and other taxes	39
Deferred tax liabilities	308
Other liabilities	970
Employee defined benefit obligations	266
Total	**1,583**

Liabilities

11. Debt securities in issue and other borrowed funds

Short term securities (ECP)	
Balance 1.1.2008	**-**
Changes for the period from 1.1 – 31.3.2008	
New Issues[1]	795,675
Maturities/Redemptions	(230,000)
Accrued interest	4,374
Foreign exchange differences	(90)
Balance 31.3.2008	**569,959**
Senior Debt securities	
Balance 1.1.2008	**14,296,007**
Changes for the period from 1.1 – 31.3.2008	
New Issues[2]	894,559
(Purchases)/sales by Group companies	(323,343)
Maturities/Redemptions	(1,312,749)
Fair value change due to hedging	8,949
Accrued interest	4,207
Foreign exchange differences	(15,177)
Balance 31.3.2008	**13,552,453**
Subordinated debt	
Balance 1.1.2008	**1,228,888**
Changes for the period from 1.1 – 31.3.2008	
New Issues	-
(Purchases)/sales by Group companies	28,770
Maturities/Redemptions[3]	(100,000)
Fair value change due to hedging	(3,456)
Accrued interest	(2,163)
Foreign exchange differences	8,825
Balance 31.3.2008	**1,160,864**
Grand total	**15,283,276**

Of the above debt securities in issue an amount of € 6,531,750 (31.12.2007: € 6,335,598) held by Bank customers have been reclassified to "Due from customers". Therefore the balance of "Debt securities in issue held by institutional investors and other borrowed funds" as at 31.3. 2008 amounts to € 8,751,526 (31.12.2007: € 9,189,297).

(1) The Bank raises short term liquidity, through a Euro Commercial paper program amounting to total € 5 billion. Under this program commercial papers may be issued at a discount or may bear floating, fixed or index linked interest with 1 to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.

The outstanding balance as at 31 March 2008 consists of € 567.7 million and USD 3.5 million.

The issues in Euro pay an average spread of 9 basis point up to 25 basis points over Euribor of the respective period.

The issues in US Dollars was set on 14 basis points over six month Libor.

(2) The new senior debt issues pay a Euribor floating rate, with a spread between -10 basis point and +50 basis points, depending on the duration of issue.

(3) On 19.2.2008, five years after issuance, a 10 year subordinated debt of Euro 100 million was redeemed.

12. Provisions

	31.3.2008	31.12.2007
Insurance reserves	41,109	41,561
Provisions to cover credit risk	57,498	45,929
Other provisions	7,364	8,445
Total	**105,971**	**95,935**

a. Insurance provisions

Non-life insurance	**31.3.2008**	**31.12.2007**
Unearned premiums	5,229	4,643
Outstanding claim reserves	6,168	5,780
Total	**11,397**	**10,423**
Life insurance		
Mathematical reserves	6,624	6,992
Outstanding claim reserves	1,106	1,325
Total	**7,730**	**8,317**
Reserves for investments held on behalf and at risk of life insurance policy holders	**21,982**	**22,821**
Grand total	**41,109**	**41,561**

b. Provisions to cover credit risk

Balance 1.1.2007	**14,946**
Changes for the period from 1.1 – 31.3.2007	
Reversal of provisions to cover credit risk relating to off-balance sheet items (note 2)	(14,946)
Balance 31.3.2007	**-**
Changes for the period from 1.4 – 31.12.2007	
Provisions to cover credit risk relating to off-balance sheet items	45,929
Balance 31.12.2007	**45,929**
Changes for the period from 1.1 – 31.3.2008	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	11,569
Balance 31.3.2008	**57,498**

c. Other provisions

Balance 1.1.2007	**11,432**
Changes for the period from 1.1 – 31.3.2007	
Provisions charged to profit and loss	610
Provisions used during the period	(13)
Foreign exchange differences	(726)
Balance 31.3.2007	**11,303**
Changes for the period from 1.4 – 31.12.2007	
Decrease of provision for contingent liabilities	(3,505)
Provisions used during the period	(5)
Foreign exchange differences	652
Balance 31.12.2007	**8,445**
Changes for the period from 1.1 – 31.3.2008	
Provisions charged to profit and loss	1,769
Provisions used during the period	(2,838)
Foreign exchange differences	(12)
Balance 31.3.2008	**7,364**

Equity

13. Treasury shares

On 25.2.2008 the 100% subsidiary Alpha Insurance Agents A.E sold 10,080 treasury shares at a price of € 20.8 per share.
Additionally, the Bank based on the decisions of the Ordinary General Shareholders' meetings held in prior years, acquired during the period from 1.1 to 31.3.2008 8,123,677 treasury shares at a cost of € 167,551 thousand (or € 20.63 per share) which represents 1.98% of the total share capital.

Additional information

14. Contingent liabilities and commitments

a) Legal Issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements or operations of the other companies of the Group.

However, the Group recorded a provision amounting to € 3.7 million for pending legal cases or issues in progress.

b) Tax Issues

The Bank and the companies, Alpha Astika Akinita A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Kafe Alpha A.E. have been audited by the tax authorities for the years up to and including 2005. Alpha Bank Romania S.A. has been audited up to and including 2006. Tax audit is in progress at Alpha Finance A.E.P.E.Y. and Alpha Leasing A.E. for fiscal years from 2003-2006 and 2005-2006, respectively. The majority of the remaining companies of the Group has been audited by the tax authorities for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) Operating Leases

The Group's minimum future lease payments are:

	31.3.2008	31.12.2007
- Less than one year	38,667	30,894
- Between one and five years	104,758	92,662
- More than five years	86,139	79,219
Total	**229,564**	**202,775**

The minimum future revenues are:

	31.3.2008	31.12.2007
- Less than one year	5,611	6,017
- Between one and five years	20,895	22,806
- More than five years	7,499	9,177
Total	**34,005**	**38,000**

d) Off balance sheet liabilities

	31.3.2008	31.12.2007
Letters of credit	199,705	48,014
Letters of guarantee	4,692,890	4,835,271
Credit commitments	18,609,152	17,573,361
Total	**23,501,747**	**22,456,646**

e) Assets pledged

	31.3.2008	31.12.2007
Loans to customers	800,490	800,490
Investment securities	160,000	160,000
Total	**960,490**	**960,490**

The Bank has placed as collateral with the Bank of Greece customer loans in accordance with the Monetary Policy Council Act no 54/27.2.2004 as in force following its amendment by Monetary Policy Council Act 61/6.12.2006. The Bank of Greece accepts from 1.1.2007 as collateral for monetary policy purposes and intraday credit non-marketable assets, which should meet the terms and conditions of the above act.

From the investment securities portfolio € 5,000 is pledged as collateral to the clearing house of derivative transactions "ETESEP A.E." as a margin account insurance. The remaining securities portfolio is pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

15. Group consolidated companies

The consolidated financial statements apart from the parent company Alpha Bank include the following entities:

a. SUBSIDIARIES

Name	Country of Incorporation	Group's ownership interest %	
		31.3.2008	31.12.2007
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Cyprus Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank Srbija A.D.	Serbia	99.99	99.99
Leasing companies			
1. Alpha Leasing A.E.	Greece	100.00	100.00
2. Alpha Leasing Romania S.A.	Romania	99.99	99.99
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1. Alpha Finance A.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	U.S.A.	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Ventures A.E.	Greece	100.00	100.00
5. AEF European Capital Investments B.V.	The Netherlands	-	100.00
Asset Management			
1. Alpha Asset Management A.E.D.A.K.	Greece	100.00	100.00
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance Agents A.E.	Greece	100.00	100.00
2. Alpha Insurance Ltd Cyprus	Cyprus	100.00	100.00
3. Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
4. Alphalife A.A.E.Z.	Greece	100.00	100.00
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	84.82	84.10
2. Ionian Hotel Enterprises A.E.	Greece	95.67	94.81
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	84.82	84.10
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	84.82	84.10
6. Tourist Resorts A.E.	Greece	-	94.81
7. Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	84.82	84.10
Special purpose and holding entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investments Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxemburg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	100.00
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremethea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	100.00

b. JOINT VENTURES

1.	Cardlink A.E.	Greece	50.00	50.00
2.	APE Fixed Assets A.E.	Greece	60.10	60.10
3.	APE Commercial Property A.E.	Greece	60.10	60.10
4.	Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Turkey	50.00	50.00
5.	APE Investment Property S.A.	Greece	67.42	67.42

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd., Alpha Bank Romania S.A. and Alpha Finance US Corporation through the use of FX swaps and interbank deposits in the functional currency of the above subsidiaries.

16. Segment reporting

(Amounts in million of Euro)

	1.1 - 31.3.2008						
				Business segments			
	Group	**Retail**	**Corporate Banking**	**Asset Management/ insurance**	**Investment Banking/ Treasury**	**South-Eastern Europe**	**Other**
Interest	442.0	271.4	82.8	4.3	7.8	73.9	1.8
Commission	115.3	41.1	20.6	19.1	12.7	22.2	(0.4)
Other income	33.7	3.0	1.6	0.4	7.2	15.0	6.5
Total income	**591.0**	**315.5**	**105.0**	**23.8**	**27.7**	**111.1**	**7.9**
Total expenses	**(263.5)**	**(141.3)**	**(29.2)**	**(13.0)**	**(10.0)**	**(59.2)**	**(10.8)**
Impairment	(67.6)	(48.8)	(9.8)	-	-	(9.0)	-
Profit before tax	**259.9**	**125.4**	**66.0**	**10.8**	**17.7**	**42.9**	**(2.9)**
Income tax	(54.8)						
Profit from discontinued operations	-						
Profit after tax	**205.1**						

	1.1 - 31.3.2007						
				Business segments			
	Group	**Retail**	**Corporate Banking**	**Asset Management/ insurance**	**Investment Banking/ Treasury**	**South-Eastern Europe**	**Other**
Interest	362.1	228.8	70.6	4.0	8.7	48.0	2.0
Commission	107.5	37.8	21.0	22.5	10.2	16.1	(0.1)
Other income	50.1	5.2	1.3	4.6	8.9	11.2	18.9
Total income	**519.7**	**271.8**	**92.9**	**31.1**	**27.8**	**75.3**	**20.8**
Total expenses	**(233.5)**	**(132.4)**	**(27.0)**	**(13.6)**	**(8.5)**	**(42.1)**	**(9.9)**
Impairment	(62.4)	(23.9)	(29.8)	-	-	(8.6)	(0.1)
Profit before tax	**223.8**	**115.5**	**36.1**	**17.5**	**19.3**	**24.6**	**10.8**
Income tax	(49.2)						
Profit from discontinued operations	81.8						
Profit after tax	**256.4**						

i. Retail banking
Includes all individuals (retail banking customers) of the Group, professionals and small companies.

The Group offers through its extensive branch network, all types of deposit products (deposits,' savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.
The Group offers working capital facilities, corporate loans, and letters of guarantees.
This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking and Alpha Asset Management A.E.D.A.K.
In addition it is offered a wide range of insurance products to individuals and companies through AXA Insurance which is the corporate successor of the subsidiary Alpha Insurance A.E.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or through specialized subsidiaries (Alpha Finance A.E.P.E.Y., Alpha Ventures A.E.). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries of the Group operating in South Eastern Europe.

vi. Other
This segment consists of the non-financial subsidiaries of the Group and Bank's income and expenses that are not related to its operating activities.

17. Capital adequacy

The Group's capital adequacy is monitored by the Bank of Greece which is reported to on a quarterly basis.

In accordance with a decision by the Government of the Bank of Greece the minimum capital adequacy ratios are established (Tier I and capital adequacy ratio) which the Bank must be adhered to.

For the calculation of capital adequacy from 1 January 2008 the new regulatory framework (Basel II), adopted by the Greek Legislation based on Law 3601/2007, is implemented. The new regulatory framework amends significantly the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk.

Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interests), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

(Amounts in million of Euro)

	31.3.2008	**31.12.2007**
Risk-weighted assets from credit risk	38,775	39,950
Risk-weighted assets from market risk	447	553
Risk-weighted assets from operational risk	3,066	-
Total risk-weighted assets	42,288	40,503
Upper Tier I capital	3,029	3,137
Tier I capital	3,785	3,890
Total Tier I + Tier II capital	4,856	5,043
Upper Tier I ratio	7.2%	7.7%
Tier I ratio	9.0%	9.6%
Capital adequacy ratio (Tier I + Tier II)	**11.5%**	**12.5%**

18. Related party transactions

The Bank and the Group companies enter into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by the Group's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members as well as the related results of these transactions are as follows:

	31.3.2008	31.12.2007
Loans	41,570	39,951
Deposits	41,765	43,523
Debts securities in issue	7,675	9,009
Letters of guarantee	99	83

	From 1 January to	
	31.3.2008	31.3.2007
Interest and similar income	392	19
Interest expense and similar charges	580	424

b. The outstanding balances with associates and the related results of these transactions are as follows:

	31.3.2008	31.12.2007
Assets		
Loans and advances to customers	231	277
Total	**231**	**277**
Liabilities		
Amounts due to customers	2	26
Total	**2**	**26**

	From 1 January to	
	31.3.2008	31.3.2007
Income		
Interest and similar income	5	12
Total	**5**	**12**
Expenses		
Other expenses	639	-
Total	**639**	**-**

c. The Group companies Board of Directors and Executive Manager fees recorded in the income statement for the first quarter of 2008 amounted to € 2,692 (first quarter of 2007: € 2,587).

19. Disposals of subsidiaries and other corporate events

a. According to Law 3606/2007, which incorporates in the Greek Legislation the European's Parliament guidance MiFID (2004/2007) and after the relevant decision of the Extraordinary Shareholders' Meeting held on 14.12.2007 and the approval of the Ministry of Development on 11.2.2008, the name of Alpha Finance A.X.E.P.E.Y. was changed to Alpha Finance A.E.P.E.Y.

b. As at 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. The sale resulted in a gain of € 1.5 million for the Group.

c. On 31.3.2008 the subsidiary AEF European Capital Investments B.V. was liquidated. No profit or loss resulted from the liquidation.

20. Events after the balance sheet date

a. The Ordinary General Shareholders' Meeting, held on 3 April 2008, decided:
- a dividend distribution of € 0.90 per share for 2007.
- a share buy–back scheme, for the period April 2008 to April 2010, for up to 5% of its total outstanding paid-in share capital.
- the increase of the Bank's share capital by the amount of € 328.8 million, through the capitalization of the share premium of € 184 million and part of the taxable retained earnings of € 144.8 million, with an increase of the nominal value of each share from € 3.90 to € 4.70.

The Ministry of Development approved through the K2-5168/22.4.2008 decision, the amendment of article 5 of the Bank's Articles of Incorporation, following the increase in its share capital.
Pursuant to the above, the Bank's share capital amounts to € 1,931,590,264.40, divided into 410.976.652 shares of nominal value € 4.70 each.

b. On 4 April 2008 the Bank acquired 90% of the newly established Ukrainian Bank OJSC Astra Bank at a cost of € 10.9 million. Both parties agreed that the founders of Astra Bank will hold a 10% participation on the share capital and will continue as members of Bank's management.

c. On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. Issuer of the Notes will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange.

Athens, 27 May 2008

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

END